Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

AND NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 20, 2024

FORTUNA
SILVER MINES INC.

May 1, 2024

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Silver Mines Inc., I write in connection with the 2024 annual and special meeting of shareholders. The meeting will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Thursday, June 20, 2024 at 10:00 a.m. (Vancouver time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors.

We encourage you to exercise your vote, either in person at the meeting, or by providing your proxy vote, either in paper form, by telephone or online.

We look forward to seeing you at the meeting.

Sincerely,

Jorge Ganoza Durant

President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on Thursday, June 20, 2024 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2023, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors of the Company (the “Directors”) to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular, as defined below);

(c)	To determine the number of Directors at eight (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular);

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(e)	To consider, and if thought fit, pass a special resolution to approve a change in the name of the Company from “Fortuna Silver Mines Inc.” to “Fortuna Mining Corp.” (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Approval of Name Change” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice- and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR+ profile located at www.sedarplus.ca and are also available on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the proxy and following the instructions provided. A paper copy will be sent to you free of charge within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 6, 2024.

MANAGEMENT INFORMATION CIRCULAR	Page | i

Beneficial shareholders with a 16 digit control number may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided. Shareholders with a different control number, please call toll-free at 1-844-916-0609. A paper copy will be sent to you free of charge within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 6, 2024.

For paper copy requests made on or after the date of the Meeting and within one year of the date of filing of the Circular. Beneficial shareholders with a 16 digit control number may call toll-free at 1-877-907-7643, and shareholders with a different control number may call 1-844-916-0609, and a paper copy will be sent to you free of charge within 10 calendar days of receiving your request.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chair, is delivered to the Chair of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non- Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Voting Methods	Internet	Telephone or Fax	Mail
Registered Shareholders Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed envelope.
Beneficial Shareholders Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed envelope.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-844-916-0609.

DATED the 1st day of May, 2024.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	Page | ii

MANAGEMENT INFORMATION CIRCULAR

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	4
Approval of Name Change	9
OTHER INFORMATION	11
Audit Committee Disclosure	11
Renewal of Normal Course Issuer Bid	11
Summary of Incentive Plans	11
Interest of Certain Persons in Matters To Be Acted Upon	12
Interest of Informed Persons in Material Transactions	12
Additional Information	12
Cautionary Notes	13

Schedule “A”	Statement of Executive Compensation
Schedule “B”	Corporate Governance

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at May 1, 2024

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual and Special Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 20, 2024 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR+ profile at www.sedarplus.ca or on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 6, 2024 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-844-916-0609.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for Intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are directors of the Company, senior management and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the printed names or by completing another form of proxy. The Proxy will not be valid unless the

MANAGEMENT INFORMATION CIRCULAR	Page | 1

completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chair, is delivered to the Chair of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form (“VIF”) which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the VIF. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

MANAGEMENT INFORMATION CIRCULAR	Page | 2

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of the Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Circular, the Company had issued and outstanding 306,114,040 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at May 2, 2024 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than:

Name	No. of Common Shares	% of Outstanding Common Shares
Van Eck Associates Corporation	34,021,296	11.11%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of directors of the Company (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

MANAGEMENT INFORMATION CIRCULAR	Page | 3

Election of Directors

The Board presently consists of eight directors. Shareholders will be asked at the Meeting to determine the number of directors at eight, and to elect eight directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below (the “Director Nominees”) will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. The senior officers of the Company (“Management”) does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the election of each of the Director Nominees.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the ordinary resolution for the election of the eight Director Nominees

Information regarding the Director Nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co- founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence:	Lima, Peru	Principal Occupation: President and CEO of the Company

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Age:	54

Independent:	No	Equity Ownership:
Director since:	December 2, 2004		Number	Value *
2023 vote results:	99.24% in favour	Common Shares:	2,194,739	$10,293,326
		RSUs (cash-settled)	604,533	$ 2,835,260
2023 Meeting Attendance:		PSUs (share-settled)	604,533	$ 2,835,260
Board:	7 of 7		3,403,805	$15,963,845
Overall:	100%	Mr. Ganoza meets the Company’s minimum equity ownership requirements.

Other Public Boards: Nil		* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

MANAGEMENT INFORMATION CIRCULAR	Page | 4

DAVID LAING - Director; Chair of the Board; Chair of Sustainability Committee; Member of Compensation Committee.

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 to March 2017 when it merged with JDL Gold to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence: Age:	BC, Canada 68	Principal Occupation: Mining Engineer; Independent Mining Consultant

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Independent:	Yes	Equity Ownership:
Director since:	September 26, 2016		Number	Value *
2023 vote results:	88.43% in favour	Common Shares	109,150	$ 511,914
		DSUs (cash-settled)	173,323	$ 812,885
2023 Meeting Attendance:			282,473	$1,324,798
Board:	7 of 7
Committees:	9 of 9	Mr. Laing meets the Company’s minimum equity ownership requirements.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Arizona Sonoran Copper Company Inc. (TSX); Blackrock Silver Corp. (TSX Venture Exchange; FSE; OTC)

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Age:	Caracas, Venezuela 62	Principal Occupation: Independent Consultant and Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Independent:	No	Equity Ownership:
Director since:	June 16, 2008		Number	Value *
2023 vote results:	99.10% in favour	Common Shares	171,700	$ 805,273
		DSUs (cash-settled)	316,884	$1,486,186
2023 Meeting Attendance:			488,584	$2,291,459
Board:	7 of 7
Committees:	6 of 6	Mr. Szotlender meets the Company’s minimum equity ownership requirements.
Overall:	100%
		* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Atico Mining Corporation (TSX Venture Exchange); Endeavour Silver Corp. (TSX and NYSE); Radius Gold Inc. (TSX Venture Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 5

DAVID FARRELL - Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is a Corporate Director, with over 25 years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Previously, he was President of Davisa Consulting, a private consulting firm working with global mining companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence: Age:	BC, Canada 55	Principal Occupation: Corporate Director; President of Davisa Consulting (private consulting)			Areas of Expertise: Strategy and Leadership Risk Management Corporate Governance Metals and Mining Finance Human Capital Management Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	July 15, 2013		Number	Value *
2023 vote results:	97.87% in favour	Common Shares:	15,000	$ 70,350
		DSUs (cash-settled):	311,073	$1,458,932
2023 Meeting Attendance:			326,073	$1,529,282
Board:	7 of 7
Committees:	11 of 11	Mr. Farrell meets the Company’s minimum equity ownership requirements.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE); Adventus Mining Corporation (TSX Venture Exchange)

ALFREDO SILLAU - Director; Member of Audit and Compensation Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence: Age:	Lima, Peru 57	Principal Occupation: Managing Partner and Director of Faro Capital (investment management)

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	November 29, 2016		Number	Value *
2023 vote results:	98.88% in favour	Common Shares:	36,502	$171,194
		DSUs (cash-settled):	125,529	$588,731
2023 Meeting Attendance:			162,031	$759,925
Board:	7 of 7
Committees:	10 of 10	Mr. Sillau meets the Company’s minimum equity ownership requirements.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Nil

MANAGEMENT INFORMATION CIRCULAR	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence:	BC, Canada	Principal Occupation: Corporate Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Diverse Perspectives

Age:	44

Independent:	Yes	Equity Ownership:
Director since:	August 16, 2017		Number	Value *
2023 vote results:	97.20% in favour	Common Shares:	3,500	$ 16,415
		DSUs (cash-settled):	137,765	$646,118
2023 Meeting Attendance:			141,265	$662,533
Board:	7 of 7
Committees:	8 of 8	Ms. Dickson meets the Company’s minimum equity ownership requirements.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE); Star Royalties Ltd. (TSX Venture Exchange)

KATE HARCOURT - Director; Member of Sustainability Committee

Kate Harcourt is a sustainability professional with over 30 years of experience, principally in the mining industry. She has worked with a number of mining companies and as a consultant for International Finance Corp. She received a BSc Hons, Environmental Science, from Sheffield University and a MSc Environmental Technology, from Imperial College, London, and is a Chartered Environmentalist (CEnv) and a Member of the Institution of Environmental Scientists.

Residence:	Wales, UK	Principal Occupation: Independent Environmental and Social Advisor

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

International Business

Diverse Perspectives

Age:	60

Independent:	Yes	Equity Ownership:
Director since:	July 2, 2021		Number	Value *
2023 vote results:	98.91% in favour	Common Shares:	Nil	Nil
		DSUs (cash-settled):	66,557	$312,152
2023 Meeting Attendance:			66,557	$312,152
Board:	7 of 7
Committees:	6 of 6	The deadline for Ms. Harcourt to meet the Company’s minimum equity ownership requirements is July 2, 2026.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: Orezone Gold Corporation (TSX); Atalaya Mining plc (London Stock Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 7

SALMA SEETAROO – Director; Member of CG&N and Sustainability Committees

Salma Seetaroo is the co-founder and chief executive officer of Cashew Coast, an integrated cashew business located in Côte d’Ivoire, with two processing factories employing over 1,000 people, primarily women, and supporting 5,000 farmers. Salma has spent over 16 years working in debt, equity and special situations investments in Africa as an investment banker. She is a member of the Global Advisory Board of the Bayes Business School, City University London, UK where she earned an Executive MBA. Salma started her career as a City solicitor with a global law firm, Norton Rose Fulbright in London.

Residence:	Abidjan, Côte d’Ivoire	Principal Occupation: Chief Executive Officer, Cashew Coast

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

French Language

Diverse Perspectives

Age:	46

Independent:	Yes	Equity Ownership:
Director since:	June 27, 2022		Number	Value *
2023 vote results:	99.02%	Common Shares:	Nil	$Nil
		DSUs (cash-settled):	52,685	$247,093
2023 Meeting Attendance:			52,685	$247,093
Board:	7 of 7
Committees:	4 of 4	The deadline for Ms. Seetaroo to meet the Company’s minimum equity ownership requirements is June 27, 2027.
Independent Directors:	7 of 7
Overall:	100%	* Based on $4.69 per share, being the closing price of the Common Shares on the NYSE as at May 1, 2024

Other Public Boards: GoviEx Uranum Inc. (TSX Venture Exchange)

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and became current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it would accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company included additional disclosure regarding the calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

On June 22, 2020, the Autorité des marches financiers and the Ontario Securities Commission each issued a cease-trade order against Algold Resources Inc. (“Algold”) for having failed to file its annual statements for the fiscal year ended December 31, 2019. The cease trade order came into effect automatically in every jurisdiction in Canada that the company was reporting pursuant to automatic reciprocity legislation. In addition, Algold filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and

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homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly-owned subsidiary of Aya Gold & Silver Inc. and ceased to be a reporting issuer, effective as of June 11, 2021. Ms. Seetaroo was a director of Algold at the time the cease trade order was issued and at the time of the bankruptcy filing.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by April 18, 2024 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR+ at www.sedarplus.ca.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chair of the Board. The Corporate Governance and Nominating Committee (the “CG&N Committee”) will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the CG&N Committee or the Board. In its deliberations, the CG&N Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the CG&N Committee considers relevant.

The Board will review the recommendation of the CG&N Committee and determine whether to accept or reject the resignation. The resignation will become effective once accepted by the Board. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Approval of Name Change

At the Meeting, Shareholders will be asked to vote on a special resolution (the “Name Change Resolution”) to approve a change in the name of the Company from “Fortuna Silver Mines Inc.” to “Fortuna Mining Corp.” (the “Name Change”). The name change is proposed in order to reflect that the Company’s business has moved from being predominantly focused on the production of silver to the production of gold and silver.

Subject to the approvals of the Shareholders, the TSX, and the New York Stock Exchange (the “NYSE”), it is expected that the Common Shares will commence trading on the TSX and the NYSE under the new name shortly after the Company completes all required filings, including receipt by the TSX and the NYSE of the necessary documentation. Similarly, subject to the approvals of the Shareholders and the TSX, it is expected that the Company’s senior subordinated unsecured convertible debentures which mature on October 31, 2024 and which are listed for trading on the TSX (the “Debentures”) will commence trading on the TSX under the new name shortly after the Company completes all required filings with the TSX. The Board may determine not to implement the Name Change at any time after the Meeting and after receipt of

MANAGEMENT INFORMATION CIRCULAR	Page | 9

necessary regulatory approvals, but prior to the issuance of a certificate of change of name, without further action on the part of the Shareholders.

The current trading symbols of the Company’s Common Shares and the Debentures will not change. Following the completion of the Name Change, share and Debenture certificates of "Fortuna Silver Mines Inc." will remain valid and Shareholders and Debentureholders will not be required to surrender and exchange their share or Debenture certificates for share or Debenture certificates with the new name of the Company. The Name Change will not, by itself, affect any of the rights of Shareholders or Debentureholders.

Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby in respect of the Meeting “for” the Name Change Resolution.

To be effective, the following Name Change Resolution must be authorized and approved by at least two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“Resolved as a special resolution that:

i.	The Company is authorized to file a notice of alteration (the “Notice of Alteration”) pursuant to the British Columbia Business Corporations Act to alter the notice of articles of the Company (the “Notice of Articles”) to change its name (the “Name Change”) from “Fortuna Silver Mines Inc.” to “Fortuna Mining Corp.”, or such other name that the board of directors of the Company (the “Board”) in its sole discretion, deems appropriate and as may be approved by regulatory authorities (including the Toronto Stock Exchange and the New York Stock Exchange);

ii.	Any director or officer of the Company be and is hereby authorized and directed to execute, deliver and file, or cause to be delivered and filed, the Notice of Alteration with the Registrar of Companies and to do and perform all such acts and things, sign such documents and take all such other steps as, in the opinion of such director or officer, may be considered necessary or desirable to carry out the purpose and intent of these resolutions;

iii.	Upon the Notice of Alteration becoming effective in accordance with applicable law, the Notice of Articles shall be altered accordingly;

iv.	Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board is hereby authorized and empowered, if it decides not to proceed with the Name Change, to revoke this special resolution in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders of the Company; and

v.	Any director or officer of the Company is hereby authorized and directed to do or cause to be done all acts and things and to execute and deliver all agreements, forms, notices, certificates, confirmations and other documents or instruments, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions, such determination to be conclusively evidenced by the execution and delivery of such agreement, form, notice, certificate, confirmation or other document or instrument or the doing of any such act or thing.”

Recommendation: The Board has determined that the Name Change is in the best interests of the Shareholders and unanimously recommends that Shareholders VOTE FOR the Name Change Resolution.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the Name Change Resolution.

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Executive Compensation & Corporate Governance

See Schedule “A” to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company’s compensation structures. For additional information on the Director Nominees and the Company’s corporate governance practices, see Schedule “B” to this Circular.

OTHER INFORMATION

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s Annual Information Form dated March 22, 2024 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedarplus.ca.

Renewal of Normal Course Issuer Bid

In April 2024 the Board approved the renewal of a share repurchase program pursuant to a normal course issuer bid (the “NCIB”). On April 30, 2024, the Company announced the acceptance by the TSX of the Company’s NCIB to purchase up to five percent of its outstanding Common Shares. Under the NCIB, purchases of Common Shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems, commencing on May 2, 2024 and expiring on the earlier of May 1, 2024 and the date on which the Company has acquired the maximum number of Common Shares allowable under the NCIB or the date on which the Company otherwise decides not to make any further repurchases under the NCIB. The Company’s securityholders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company by email at: info@fortunasilver.com.

Summary of Incentive Plans

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2023:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Equity Compensation Plans Approved by Shareholders:
Options	Nil	N/A	2,950,529
Share Units	1,840,012	$5.51	4,150,080
Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A
Total:	1,840,012	N/A	7,100,609

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Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company is available for viewing on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2023, and its annual information form dated March 22, 2024. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

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Cautionary Notes

Forward-Looking Statements

This Circular contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this Circular include, without limitation, statements pertaining to the Company’s expectations regarding compensation plans and practices and governance issues; diversity targets; the Company’s sustainability plans, targets, strategies, and goals, such as local community relations, economic contributions and education, employment, and procurement initiatives, biodiversity initiatives, and climate change, including the Company’s greenhouse gas emissions target and the means of achieving the same, including the construction and implementation of a solar power plant at the Séguéla Mine and at the Lindero Mine, and the Company’s long-term objectives in supporting the global ambition of net-zero emissions by 2050; the Company’s commitments and targets surrounding its tailings storage facilities, including timelines for compliance with the Global Industry Standard on Tailings Management; the Company’s NCIB program; the Company’s plans for its mines and mineral properties; mineral resource and reserve estimates; life of mine estimates and potential extensions thereof; and the Company’s plans and expectations for its properties and operations. Often, but not always, these forward-looking statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could” and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labour, trade relations, and transportation; risks related to mine closure activities, reclamation obligations, and environmental liabilities; environmental and regulatory risks associated with tailings storage facilities; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates; expectations regarding carbon pricing; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the environmental impact authorization will be unsuccessful; and that there will be no significant disruptions affecting operations. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

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Non-IFRS Financial Measures

This Circular contains certain non-International Reporting Financial Standards (“IFRS”) measures that are used by Fortuna to analyze and evaluate the performance of Fortuna's business and are widely reported in the mining industry as benchmarks for performance. These measures include “cash cost”, “free cash flow" (“FCF”), all-in sustaining costs (“AISC”), “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) and Adjusted EBITDA. The Company believes that certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information regarding these non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-IFRS Financial Measures" in the Company's management's discussion and analysis for the year ended December 31, 2023, which is available under the Company's SEDAR+ profile at www.sedarplus.ca and is incorporated by reference in this Circular.

NCIB Program

The actual number of Common Shares that may be purchased by the Company under the NCIB program, and the timing of any such purchases, will be determined by the Company based on a number of factors, including the Company’s financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow, and capital funding requirements. The NCIB program does not obligate the Company to acquire any particular number of Common Shares, and the NCIB program may be suspended or discontinued at any time at the Company’s discretion.

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Schedule "A"

Statement of Executive Compensation

Introduction	A-1
Overview	A-2
2023 Business Performance	A-2
Expansion into Senegal	A-3
Pay for Performance Alignment	A-4
Executive Compensation Philosophy	A-4
Compensation Governance	A-4
Objectives of Compensation	A-4
Share Ownership Policy	A-5
Role of the Compensation Committee	A-5
Role of the Chief Executive Officer	A-6
Role of Independent Third Party Compensation Advisors	A-6
Elements of Executive Compensation	A-7
Peer Comparator Companies - Benchmarking	A-8
Risk Assessment	A-8
Vesting Philosophy	A-9
Incentive Compensation Recovery Policy	A-10
Anti-Hedging Policy	A-10
NEO Compensation	A-10
Base Salary	A-10
Annual Performance-Based Cash Incentives	A-11
Medium- and Long-Term Incentives	A-15
Performance Graphs	A-22
NEO Profiles	A-26
Summary Compensation Table	A-28
Incentive Plan Awards to NEOs	A-30
Management Contracts / Termination and Change of Control Benefits	A-31
Director Compensation	A-33
Deferred Share Unit Plan	A-33
Retainer Fees	A-33
Director Compensation Table	A-34
Option-Based and Share-Based Awards to the Directors	A-35

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success- proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on the following pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2023, 79% of our CEO’s (as defined below) compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring and retain the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short-term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the commodity price cycle.

4.	Executive Compensation tied to ESG Metrics. Environment, social and governance (“ESG”) priorities are part of our strategic plan and we try to capture this in our performance evaluation and executive management compensation structures. In 2023, ESG metrics accounted for 35% of our short-term incentive plan metrics.

5.	Return of Capital to our Shareholders. In May 2023, we renewed our normal course issuer bid program as a method of returning capital to our shareholders despite the majority of our free cash flow[1] being utilized in the construction of the Séguéla Mine. We have renewed the program for 2024.

What We Do

✓	We pay for performance	✓	We have an anti-hedging policy
✓	We report details of our Pay for Performance metrics (see pages A-11 to A-15)	✓	We have a trading blackout and insider-trading policy
✓	We require minimum share ownership levels for executives and directors	✓	We promote retention with equity awards that vest over three years
✓	We have a double trigger for cash severance upon a change of control	✓	We engage independent compensation consultants
✓	Our compensation plans mitigate undue risk taking	✓	We promote retention and performance with equity awards that are based on performance
✓	We have an incentive compensation recovery policy	✓	We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

⌧	We do not reprice underwater stock options	⌧	We do not guarantee incentive compensation
⌧	We do not grant stock options to non-executive directors	⌧	We do not provide tax gross-ups for perquisites

1 Free cash flow (FCF) is a non-IFRS measure. See “Non-IFRS Financial Measures” on page 14 of this Circular.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | A-1

Overview

Set out below is a brief summary of our Company’s performance in 2023, our alignment when it comes to pay for performance, and our executive compensation philosophy. All values in this Statement of Executive Compensation are in US$ unless otherwise noted.

2023 Business Performance

The Company announced record gold and gold equivalent2 production, and record sales in 2023. These results stem from the transition of the Company in 2021 from a precious metals producer with three mines focused on mining opportunities in Latin America, to a growth-oriented precious metals producer in 2023 with five mines operating in Latin America and West Africa.

As part of the Company’s acquisition (the “Roxgold Acquisition”) of Roxgold Inc. (“Roxgold”) in July 2021, the Company acquired the Yaramoko gold Mine in Burkina Faso and the advanced development stage Séguéla gold project in Côte d’Ivoire. On September 29, 2021, the Company announced a decision to start construction on an open pit gold mine at the Séguéla project. Construction of the Séguéla Mine was completed in mid-2023, on time and on budget, and its first gold pour took place on May 24, 2023, making it the Company’s fifth operating mine.

Production

For the full year of 2023, the Company produced 326,638 ounces of gold and 5,883,691 ounces of silver or 452,389 gold equivalent2 ounces. Production highlights for 2023 are:

●	Gold production of 326,638 ounces; 13% increase over 2022

●	Silver production of 5,883,691 ounces; 15% decrease over 2022

●	Record lead production of 40,851657 pounds; 18% increase over 2022

●	Record zinc production of 55,060,450 pounds; 19 percent decrease over 2022

Contributions to the record gold production in 2023 included 196,328 ounces of gold from our West African mines: 78,617 ounces of gold from the Séguéla Mine in its first six months of production (which slightly exceeded its production guidance); 117,711 ounce of gold by the Yaramoko Mine (at the higher end of its production guidance) and an aggregate of 101,238 ounces of gold from our Lindero Mine in Argentina (at the midpoint of production guidance).

Sales and Costs

Consolidated sales for fiscal 2023 were a record $842.4 million, a 24% increase compared to 2022. The increase was mainly due to higher gold sales volume and higher gold prices. Higher gold sales volume resulted mainly from the contribution of the Séguéla Mine in the second half of the year upon successful commissioning and ramp-up in the second quarter of 2023, and higher sales volume at the Yaramoko Mine explained by higher processed head grades in 2023. The realized gold price was $1,948 per ounce in 2023 compared to $1,802 per ounce in 2022.

For the full year of 2023, the Séguéla and Yaramoko Mines achieved all-in sustaining costs (“AISC”)3 below guidance range supported by their strong annual gold production. The Lindero and Caylloma Mines performed within their respective AISC3 guidance for the year, while the San Jose Mine missed its AISC3 guidance as a result of production shortfalls as a result of the 15-day illegal union blockade in the second quarter of 2023 and the associated disruption to operations thereafter.

[2]	Gold equivalent (AuEq) is a non-IFRS measure. See “Non-IFRS Financial Measures” on page 14 of this Circular. AuEq production for 2023 includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,9482/oz Au, $23.37/oz Ag, $2,155/t Pb and $2,706/t Zn or Au:Ag = 1:83.38, Au:Pb = 1:0.90, Au:Zn = 1:0.72
[3]	AISC is a non-IFRS measure. See “Non-IFRS Financial Measures” on page 14 of this Circular.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | A-2

Consolidated AISC4 in 2023 was $1,508 per ounce on a gold equivalent sold basis compared to $1,431 per ounce for 2022. The increase in AISC4 was primarily due to:

●	Cash cost[5] per gold equivalent ounce was $874 compared to the $849 reported in 2022 as the contribution of lower cost production in the second half of the year from the Séguéla Mine was offset higher costs per ounce at the Lindero Mine mainly due to lower planned head grades in 2023, and higher costs at the San Jose Mine due to lower processed ore as a result of the 15-day illegal union blockade in the second quarter, lower head grades, higher mining contractor tariffs and the appreciation of the Mexican Peso; and

●	Higher sustaining capital at the Lindero Mine as a result of Phase 2 of the leach pad expansion and higher capitalized stripping.

Health and Safety

The Company is committed to ensuring the highest possible standards of health and safety management and to provide safe and healthy working conditions in all areas of our operations. We believe that all work-related accidents, injuries and diseases are preventable. Occupational health and safety is one of Fortuna’s core values and a pillar of our Sustainability Framework. The Company’s Health and Safety Policy aims to support the attainment of a safe, healthy working environment, as well as a zero harm workplace for our employees, contractors, and visitors, at all of our mining operations, exploration sites, and offices.

Highlights of the Company’s health and safety management performance for 2023 include:

●	Zero cases of work-related illnesses.

●	Total recordable frequency incident rate (“TRIFR”) of 1.22 in 2023 which is a 47% reduction of the TRIFR of 2.67 in 2022. In 2023, an aggregate of 17 events were registered compared to 30 in 2022.

●	The Company incurred five lost time injury incidents (using the Occupational Safety and Health Administration (“OSHA”) definition) in 2023 which was the same as in 2022. The lost time incident frequency rate was 0.36 in 2023 compared to 0.39 in 2022.

●	At the end of 2023, the Yaramoko Mine achieved the status of having completed three years of operations without recording a lost time injury incident.

●	Yaramoko Mine achieved ISO 45001 certification of its occupational health and safety management system, and the San Jose and Caylloma Mines maintained their certifications.

●	The improvements in workplace safety achieved in 2023 were overshadowed by a fatality of an employee of a mining contractor that occurred at the Caylloma Mine in June 2023. No other personnel were injured in the accident.

Based on past events, the Company’s safety programs have been optimized, taking into account the lessons learned from incident investigations. In particular, the Company has advanced the implementation of its Critical Risk Management program and developed a Contractor Management Standard to improve oversight and risk management of contractors on site. In addition, a risk-based leadership training program is being implemented company-wide to reinforce the health and safety culture of our organization.

Expansion into Senegal

In September 2023, the Company expanded its presence in West Africa with the acquisition of Chesser Resources Limited (“Chesser Resources”) and its preliminary economic assessment stage Diamba Sud Gold Project in Senegal, one of the new and emerging gold discoveries in the region.

[4]	See Note 3 on page A-2 above.
[5]	Cash cost is a non-IFRS measure. See “Non-IFRS Financial Measures” on page 14 of this Circular.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | A-3

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. This pay-for-performance alignment with shareholder interests is strengthened by the Company’s performance share unit plan (the “Share Unit Plan”). The Company’s Compensation Committee notes that total compensation for the NEOs (as defined below), as disclosed in the Summary Compensation Table on page A-29, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of share units awarded to the CEO, Jorge Ganoza Durant, in 2023 was $1,812,505; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2023 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance vesting schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, RSUs and PSUs, illustrates our strong focus on pay-for-performance.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

●	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example,

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executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

●	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

●	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

●	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officers, Senior Vice- Presidents and directors are required to achieve and maintain minimum shareholding thresholds. The CEO is required to have acquired Common Shares and/or share-settled share units of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to have acquired Common Shares and/or share-settled share units having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must have acquired Common Shares and/or share-settled share units having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. As at December 31, 2023, all NEOs have met their minimum shareholding targets.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Company’s Board of Directors (“Board”) for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the CEO and CFO, and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Compensation Committee since May 1, 2018. The provisions of the Charter of the Compensation Committee relating to composition include a provision that no member of the Compensation Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Corporate Governance” page.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

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In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2021 and 2022, the Compensation Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

●	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

●	Providing fair and competitive compensation that provides pay for performance;

●	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

●	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

●	Available financial resources and the economic outlook affecting Fortuna’s business.

In early 2023, management of Fortuna recommended that only cost-of-living increases be reflected in the 2023 base salaries of the senior executives. The Compensation Committee conducted a review of the competitiveness of the compensation levels for the senior executives and non-employee directors and considered the findings in a 2022 Global Mining Compensation Survey published by GGA. Based on the recommendation of management and the review completed by the Compensation Committee, the Compensation Committee did not deem it necessary to engage GGA to provide advice related to the proposed cost-of-living increases to base salaries. On the recommendation of the Compensation Committee, as applicable, the base salaries of NEOs increased 4% over 2022 and their short-term incentive target percentages remained unchanged over 2022.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

●	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees; and

●	the Compensation Committee regarding CEO and CFO base salary adjustments, target annual performance-based cash incentives awards and actual pay-outs, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2021 and 2022, the Compensation Committee engaged GGA to prepare reports of the competitiveness of the compensation levels for the senior executives and non-executive directors’ compensation against the primary peer group and supplemental benchmarks from GGA’s database. The GGA report for 2022 took into account Fortuna’s structure resulting from expansion of operations in West Africa. The Compensation Committee and the Board considered the advice contained in these GGA reports when determining the Company’s executive compensation program for 2021 and 2022.

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In late 2022, the Company engaged GGA to review the Company’s compensation disclosure in its 2023 management proxy circular. For the financial years ended December 31, 2022 and 2023, the Company paid independent compensation advisors the following amounts:

	2022		2023
Executive and Director Compensation-Related Fees - GGA	CAD $	62,726	CAD$	12,372
All Other Fees	Nil		Nil
Total	CAD $	62,726	CAD $	12,372

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, annual performance-based cash incentive award, and grant of equity-based long-term incentive compensation in the form of performance share units (“PSUs”), restricted share units (“RSUs”) and/or stock options.

In 2021 and 2022, the Company granted cash-settled RSUs and share-settled PSUs to its senior executives in order to align executive compensation with shareholder interests. This practice was continued in 2023. The PSUs granted in March 2023 make up 50% (based on the grant date fair value) of long-term incentive compensation for the executives, the vesting of which is subject to the satisfaction of corporate performance objectives. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance- Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long-term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and total shareholder return (“TSR”) which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.	Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

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Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels in 2023, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company, principally through the construction and commissioning of the Séguéla Mine. The Compensation Committee considered the following criteria in creating our peer group:

●	companies of similar scope to Fortuna’s metrics, primarily from a market capitalization perspective, but also considering other factors such as production levels, and geographical location;

●	companies with a similar gold and silver production profile;

●	companies who are operational and produce revenue;

●	companies with a similar business strategy and scope of operations to Fortuna; and

●	publicly traded companies on major Canadian and American exchanges.

Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2023:

Alamos Gold Inc.	Equinox Gold Corp.	OceanaGold Corp.
Aris Mining Corporation	First Majestic Silver Corp.	Perseus Mining Limited
Centerra Gold Inc.	Hecla Mining Company	SSR Mining Inc.
Coeur Mining Inc.	IAMGOLD Inc.	Wesdome Gold Mines Ltd.
Dundee Precious Metals Inc.	Lundin Gold Inc.
Eldorado Gold Corporation	New Gold Inc.

For 2024, our peer group has been updated with the addition of B2 Gold Corp., Hudbay Minerals Inc. and Pan American Silver Corp.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Compensation Committee in the design of the key elements of compensation as follows:

●	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

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●	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at- risk” for executives;

●	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

●	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

●	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

●	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

●	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

●	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan (“Stock Option Plan”) has been limited to 12,200,000 Common Shares under option for many years, and no stock options have been granted since 2018. In addition, deferred share units (“DSUs”) are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that all RSUs granted in 2021, 2022 and 2023 are to be paid out in cash. In 2020, we also reduced the maximum share reservation limit from 5% to 2.25% under our Share Unit Plan. See “Share Unit Plan” on page A-17.

●	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs and PSUs, and mitigating incentives to undermine value through an anti-hedging policy.

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years.
RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years.
PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

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Incentive Compensation Recovery Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company could be forfeited or subject to repayment in the event of a restatement of the Company’s financial statements due to inaccurate data.

In November 2023, on the recommendation of the Compensation Committee and approval by the Board, this policy was retitled “Incentive Compensation Recovery Policy” and updated to include new requirements of the NYSE, as well as the compensation recovery provisions of the Sarbanes-Oxley Act (which differ from the NYSE requirements). Retained from our previous policy is the requirement that the policy applies not only to executive officers (the minimum required by the NYSE), but also to any employee whose fraud, theft, embezzlement, serious misconduct or negligence caused or contributed to the restatement of the Company’s financial statements.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

NEO Compensation

During the fiscal year ended December 31, 2023, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6 - “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and its three most highly compensated executive officers (other than the CEO and CFO):

●	Jorge Ganoza Durant, President (since January 23, 2006) and CEO (since August 13, 2008),

●	Luis Ganoza Durant, CFO (since June 5, 2006),

●	David Whittle, Chief Operating Officer, West Africa (since October 1, 2022; formerly Vice-President, Operations – West Africa from October 1, 2021 to September 30, 2022),

●	Cesar Velasco, Chief Operating Officer, Latin America (since September 1, 2021)

●	Eric Chapman, Senior Vice-President, Technical Services (since October 1, 2021; formerly Vice-President, Technical Services from January 1, 2017 to September 30, 2021),

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed information provided by GGA. For 2023, the base salaries of the NEOs increased by 4% to keep pace with cost-of-

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living increases and their short-term incentive target percentages remained unchanged over 2022. In 2022, as a result of Fortuna’s transformational acquisition of Roxgold, which significantly changed the Company’s structure, and expanded its scope of business and operations, geographic diversity and geopolitical complexity, the base salaries and short-term incentive program targets were increased. Prior to 2022, the base salaries of the prior years’ NEOs had not been increased since 2019, and in 2021 were increased by 3% (except that the base salary of the Senior Vice-President, Technical Services was increased by 23% in line with benchmark sources).

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will approve the bonus target and form of scorecard for each of the CEO and CFO. The CEO will approve the bonus target and form of scorecard for each Chief Operating Officer and Senior Vice-President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In early 2023, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for the executive officers as was similarly approved in 2022 and 2021. These annual performance-based cash incentives include the following variables:

●	Target Levels: A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

●	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration information provided by GGA, the Compensation Committee did not recommend any changes in the bonus target levels for the Company’s 2023 NEOs annual performance-based cash incentive. Accordingly, the bonus target details for 2023 remain as they were in 2022, as follows:

	Target Annual Performance- Based Cash Incentive	Percentage of NEO’s Total Objectives for 2023
NEO	(% of Base Salary)	Corporate Objectives	Personal Objectives
CEO	100%	100%	0%
CFO	80%	75%	25%
COO, West Africa	80%	20%	80%
COO, Latin America	80%	20%	80%
Senior VP, Technical Services	70%	20%	80%

2023 Scorecards – Achievement Factors and Results

Each NEO’s annual performance-based cash incentive includes corporate and personal objectives. The corporate objectives that were set for 2023 include environmental, social and governance targets which had a weighting of 35% of total objectives. The corporate objectives and results of 2023 for the NEOs are set out in the table below.

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2023 Corporate Objectives and Results

Category and Weight	Sub Category	Sub Weight	KPI	Minimum (Incentive at 50%)	Target (Incentive at 100%)	Maximum (Incentive at 150%)	Note	2023 Results	Incentive Score
Financial 10%	Financial	10.0%	Free Cash Flow (FCF) [1]	FCF = $ 10M	FCF = $ 30M - $ 52M	FCF≥ $ 66M	Target range based on combined AISC and production guidance ranges, adjusted for portfolio effect. Minimum and Maximum calculated incremental production and AISC effects.	FCF: $ 140.5M	200%
Operational 30%	Production	4.0%	Ag production	Ag production = 5.9M oz	Ag production = 6.3M - 6.9M oz	Ag production ≥ 7.2M oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint	Production (Ag): 5.9M oz	50%
		11.0%	Au production	Au production = 279k oz	Au production = 282k - 320k oz	Au production ≥ 327k oz	Target range based on guidance range. Minimum and Maximum calculated using -5% deviation from Seguela target floor and +10% deviation from Seguela target ceiling.	Production (Au): 326.6k oz	195%
	Costs	15.0%	Global total AISC[2]	AISC = $1,540 /oz Au Eq.	AISC = $1,480 - $1,320 /oz Au Eq.	AISC ≤ $1,270 /oz Au Eq.	Target range based on guidance range. Minimum and Maximum calculated double deviation from guidance midpoint. Excludes corporate G&A	Global AISC: $ 1,520 /oz Au Eq.	67%
Growth 25%	Séguéla Construction Completion	12.5%	First gold pour	July 2023	May 2023 - June 2023	April 2023		First gold pour: May 2023	150%
		12.5%	CAPEX	CAPEX ≥ 182M	CAPEX = $168M – $ 179M	CAPEX ≤ 165M	Minimum target - Original Capex $173.5 + 5% Target - Original Capex $173.5 +- 3% Maximum target - Original Capex $173.5 - 5%	CAPEX: $173.4M	150%

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ESG 35%	Safety[3]	5.0%	Safety Leading Performance Index	Safety Performance Index = 70%	80% ≤ Safety Performance Index ≤ 100%	Safety Performance Index ≥ 125%	The Safety Leading Performance Index includes: ● % of corrective actions implemented on time ● % of Fatal Risk Control Protocols (FRCP) audits and Critical Control Check List (CCCL) inspections executed on time ● % of inspections (other than CCCL) executed on time ● % of employees training plan for Critical Risk Management completed on time	Safety Leading Performance Index: 112%	100%
		5.0%	TRIFR	TRIFR = 4.00	3.4 ≤ TRIFR ≤ 3.8	TRIFR ≤ 2.14	TRIFR target for 2023 is at 3.6 (46 TRIs +-2 TRI). Maximum is 2.14 (Top tier (#9) of ICMM members performance in 2021). Minimum is at 4.0 (50 TRIs).	TRIFR: 1.22	0%
	Environment[4]	5.0%	Environment Leading Performance Index	Environment Performance Index = 70%	80% ≤ Environment Performance Index ≤ 100%	Environment Performance Index ≥ 125%	The Environment Leading Performance Index includes: ● % of corrective actions implemented on time ● % of inspections executed on time	Environment Leading Performance Index: 120%	180%
	Social[5]	5.0%	Communities Relations Leading Performance Index	Community Relations Performance Index = 70%	80% ≤ Community Relations Performance Index ≤ 100%	Community Relations Performance Index ≥ 125%	The Community relations Leading Performance Index includes: ● % of actions implemented on time ● % of stakeholders engagement activities executed on time	Communities Relations Leading Performance Index: 105%	120%
	Climate Change	7.5%	Implementation of Climate Change action plan	Below expectations	Meets expectations	Exceeds expectations	Board of Directors discretion based on 2023 work plan implementation	Exceeds expectations	125%
	GISTM	7.5%	Implementation of action plan to comply with the Global Industry Standard on Tailings Management (“GISTM")	Below expectations	Meets expectations	Exceeds expectations	Board of Directors discretion based on 2023 work plan implementation	Exceeds expectations	125%
100%		100.0%					CPI Result 2023	130%

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Notes:

Free cash flow (FCF) and AISC are non-IFRS measures. See “Non-IFRS Financial Measures” on page 14 of this Circular.

1.	FCF: Metal prices on actual results will be normalized if lower than budget and left unadjusted if higher, as long as both production and opex targets are met.

2.	Cost: Ag Eq ratios fixed as follows: Au:Ag = 81.00, Au:Pb = 0.85, Au:Zn = 0.53.

3.	If fatality occurs at any company location, entire Safety metric default to 0.

4.	If a significant spill occurs at any company location, Environment metric default to 0.
Significant spills: Any type of spill that has a level of consequence equal or above Moderate according to the Corporate Risk Matrix concerning the Environmental and/or Reputational aspects.

5.	If a significant dispute occurs at any company location, Social metric default to 0.
Significant disputes: Any type of dispute that has a level of consequence equal or above Important (Major) according to the Corporate Risk Matrix concerning the Community and/or Reputational aspects.

The personal objectives and performance results for each of the NEOs for 2023 are as follows:

NEO	Objectives	Weighting	2023 Achievement	2023 Rating
CEO	Corporate Performance	100%	130%	130%
CFO	Corporate Performance Personal Performance	75% 25% 100%	130% 109% OVERALL ACHIEVEMENT RATING:	98% 27% 125%
COO West Africa	Corporate Performance Personal Performance	20% 80% 100%	130% 150% OVERALL ACHIEVEMENT RATING:	26% 87% 113%
COO Latin America	Corporate Performance Personal Performance	20% 80% 100%	130% 100% OVERALL ACHIEVEMENT RATING:	26% 80% 106%
SVP Technical Services	Corporate Performance Personal Performance	20% 80% 100%	130% 102.5% OVERALL ACHIEVEMENT RATING:	26% 82% 108%

Annual Performance-Based Cash Incentives Awarded for Fiscal 2023 Performance

The 2023 Corporate Objectives and Results on which the annual performance-based cash incentives were awarded for fiscal 2023 performance are set out on pages A-12 and A-13.

In 2023, the Company’s Financial and Growth results exceeded the target range maximum in those respective categories, primarily based upon the completion of the construction of the Séguéla Mine on time and on budget, and its first gold pour taking place in May 2023.

In the Operations category, gold production for the year was just under the target range maximum and included six months’  of gold production from the Séguéla Mine.

In the ESG category, five of the six subcategories met or exceeded the mid-range target percentages.

One of the Company’s ESG objectives related to health and safety was not met due to the fatality at the Caylloma Mine in June 2023 (see “Overview - 2023 Business Performance – Health and Safety”). As a result, the safety metric was recorded as zero. Based on past events, the Company’s safety programs have been optimized, taking into account the lessons learned from incident investigations. In particular, the Company advanced the implementation of its Critical Risk Management program and developed a Contractor Management Standard to improve oversight and risk management of contractors on site. In addition, a risk-based leadership training program was implemented company-wide to reinforce the health and

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safety culture of our organization. By the end of 2023, the TRIFR was 1.22 for the year which was a 47% reduction of the TRIFR of 2.67 in 2022.

In respect of the other ESG objectives:

●	There were zero significant spills and zero significant disputes with local communities at its operations.

●	Fortuna conducted the required analysis on energy consumption and greenhouse (“GHG”) emissions to enable it to set its GHG emissions reduction target which were disclosed in February 2024 (see ”Climate Change Initiatives Undertaken in 2023” in Schedule “B”, Corporate Governance).

●	Completion of an initial climate-related scenario analysis to enhance the Company’s understanding of its exposure to climate-related risks and opportunities and the resilience of our business strategy.

●	Significant progress on its 2023 workplan toward its commitment to achieve GISTM compliance by the end of 2027, including completion of a governance system and making progress on technical studies on our tailings storage facilities.

Based on the foregoing factors, and on the personal performance of our NEOs for 2023, annual performance-based cash incentives for the financial year ended December 31, 2023 were determined in March 2024 and paid to NEOs as follows:

NEO	Annual Performance-Based Cash Incentive Amount	Achievement Level Percentage
Jorge Ganoza Durant, President & CEO	$926,120	130%
Luis Ganoza Durant, CFO	$508,581	125%
David Whittle, COO, West Africa	$571,684	113%
Cesar Velasco, COO, Latin America	$334,687	106%
Eric Chapman, Senior VP, Technical Services	$300,769	108%

Forward-Looking 2024 Performance Targets

The Company has maintained the categories of the short-term incentive Corporate Performance Indicators for NEOs for 2024 as they were in 2023 (see pages A-12 and A-13). The 2024 target weightings are 40% to operations, 30% to environmental, social and governance, 20% to growth, and 10% to financial. The ESG target sub-categories for 2024 are safety, environment, social, GISTM, and ESG strategy and ratings.

2024 NEO Performance Objectives

The following table sets out the weighting of each NEO’s short-term incentive of the 2024 Corporate Performance Objectives set out above:

NEO	Weighting of 2024 Corporate Performance Objectives
Jorge Ganoza Durant, President & CEO	100%
Luis Ganoza Durant, CFO	80%
David Whittle, COO, West Africa	80%
Cesar Velasco, COO, Latin America	80%
Eric Chapman, Senior VP, Technical Services	70%

Medium- and Long-Term Incentives

Stock Option Plan

The Stock Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer-term performance of Common Shares, and to provide our personnel with a significant incentive to continue and increase their efforts in

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advancing the Company’s operations. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options were granted annually from the establishment of the Stock Option Plan in 2011 through 2015, and in 2017 and 2018. However, during the years 2019 to 2023, no stock options were granted. Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through DSUs. No stock options were exercised by NEOs in 2023.

When stock options are granted, they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

The Stock Option Plan was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The material terms of the Stock Option Plan are summarized as follows:

1.	options may be granted under the Stock Option Plan to such directors, officers, employees and service providers of Fortuna or its subsidiaries as the Board may from time to time designate;

2.	the Stock Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 3.979% of the issued and outstanding Common Shares as at December 31, 2023);

3.	Fortuna currently has no options outstanding, and as a result of option exercises and cancellations since the Stock Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,950,529 (0.964% of Fortuna’s current issued share capital).

4.	the number of options granted to independent directors in any 12 month period cannot exceed 1% of Fortuna’s total issued and outstanding securities (the Company has not issued stock options to independent directors since 2013);

5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless Fortuna has obtained disinterested shareholder approval;

6.	the number of Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of Fortuna, at any time, under the Stock Option Plan, or when combined with all of Fortuna’s other security-based compensation arrangements, cannot exceed 10% of Fortuna’s total issued and outstanding securities, respectively;

7.	the minimum exercise price of an option shall not be less than the closing price of the Common Shares as traded on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the TSX at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Common Shares as determined by the Board;

8.	the exercise price of an option may not subsequently be reduced;

9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.	options are non-assignable and non-transferable;

11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of Fortuna or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.	unless otherwise determined by the Board, if an optionee’s employment or service with Fortuna is terminated by Fortuna without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability

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   or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by Fortuna within 12 months after a change of control of Fortuna, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of Fortuna of its subsidiaries, then all of his or her outstanding options shall immediately vest;

14.	the Stock Option Plan contains a provision that allows the Board to amend the Stock Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Stock Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Stock Option Plan; to add a cashless exercise feature to the Stock Option Plan; and to extend the term of any option previously granted under the Stock Option Plan. However, shareholder approval shall be obtained to any amendment to the Stock Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Stock Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Stock Option Plan;

15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in Fortuna’s corporate structure or capitalization; and

16.	Fortuna may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that Fortuna will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established the Share Unit Plan which initially provided for the granting of RSUs only, but was amended in March 2015 to include PSUs. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

On April 20, 2020, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, an amendment to the Share Unit Plan which reduced the number of shares that can be issued upon vesting of Share Units at the time of grant from 5% to 2.25%. This amendment was made to better align the Share Unit Plan with governance best practices.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares

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issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 6,131,753 Common Shares as at December 31, 2023. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

As at the date of this Circular, an aggregate of 2,087,751 Common Shares are issuable pursuant to share-settled Share Units granted under the Share Unit Plan (0.682% of the Company’s current issued share capital) and as a result of the settlement of Share Units and cancellations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 4,799,815 (1.586% of the Company’s current issued share capital). Such Share Units do not include the Legacy Share Units (see “Legacy Share-Based Compensation Plans” below).

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the Share Unit Plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and

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the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Vesting of Share Units

Share Units vest at the discretion of the Board, in which the vesting schedule is generally fixed at the time of grant by the Board. We believe that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards vest 20% after one year, 30% after two years, and 50% after three years, and each vesting of PSUs is subject to fulfillment of performance goals by each vesting date.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

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Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;

(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;

(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

Legacy Share-Based Compensation Plans

In connection with the closing of the Roxgold Acquisition, Fortuna issued certain replacement stock options (“Legacy Options”) and assumed certain share units (“Legacy Share Units”) which were governed by the terms of the stock option plan of Roxgold dated March 5, 2020 (as amended) and the restricted share unit plan of Roxgold dated December 18, 2012 (as amended). As of December 31, 2023 there were no outstanding Legacy Options or Legacy Share Units. These legacy stock option and share unit plans are no longer in effect.

 Annual Burn Rate

In accordance with the rules of the TSX, the table below sets out the Company’s annual burn rate in respect of stock options and Share Units granted during the past three fiscal years (“Burn Rate”). The Burn Rate is expressed as a percentage and is calculated by dividing the number of stock options and Share Units granted during the relevant fiscal year by the weighted average number of the Common Shares outstanding for the year. The information in the table below does not include the Legacy Options or the Legacy Share Units.

Year	Stock Options		Share Settled Units		Total		Weighted Average Common Shares Outstanding
	Granted	Burn Rate	Granted	Burn Rate	Granted	Burn Rate
2023	N/A	N/A	844,187	0.29%	844,187	0.29%	295,066,839
2022	N/A	N/A	824,768	0.28%	824,768	0.28%	291,281,088
2021	N/A	N/A	1,196,012	0.50%	1,196,012	0.50%	237,997,561

PSUs Granted in 2023

On March 20, 2023, the Board approved the following grants of PSUs (the “2023 PSUs”) to the NEOs listed in the table below, which are subject to performance targets related 50% to three-year Relative Total Shareholder Return and 50% to Growth, which is intended to further align management of our business with long-term shareholder interest:

NEO	No. of 2023 PSUs
Jorge Ganoza Durant, President & CEO	260,770
Luis Ganoza Durant, CFO	104,460
David Whittle, COO, West Africa	89,538
Cesar Velasco, COO, Latin America	84,208
Eric Chapman, Senior VP, Technical Services	62,866

The 2023 PSUs are subject to the following time-vesting metrics:

Vesting/Payout Date	Amount Vested
12 months from grant	20%
24 months from grant	30%
36 months from grant	50%

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and to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. The corporate performance metrics are set out below.

2023 PSUs - Corporate Performance Objectives

Relative Total Shareholder Return (Weight: 50%) Rolling 3-year TSR against Performance Peer Group
Performance Level	TSR Percentile Ranking vs. Peer Group	Multiplier[1]
Below Threshold	Below 25th Percentile	0%
Threshold	25th Percentile	50%
Target	50th Percentile	100%
Maximum	75th Percentile or above	200%
Note:

1.	If the TSR is negative, the amount of the payout is capped at 100%. Multiplier for TSR performance between performance levels will be calculated on a pro-rata basis.

Growth (Weight: 50%)
Vesting	Growth Objective	Sub Weight	Minimum[1] (Multiplier=50%)	Target (Multiplier=100%)	Maximum[2] (Multiplier=200%)
Year 1 (V. 2024) [3]	Séguéla’s construction completion	25%	First gold pour in July 2023	First gold pour between May 2023 and June 2023	First gold pour in April 2023
		25%	CAPEX ≥ 182M	$ 168M ≤ CAPEX ≤ $179M	CAPEX ≤ 165M
Year 2 (V. 2025) [4]	Balance depletion & growth through Exploration & M&A	---	By the end of 2024, decrease the 2021 global gold equivalent inventory by 20%	By the end of 2024, achieve net zero change to 2021 global gold equivalent inventory	By the end of 2024, increase the 2021 global gold equivalent inventory by 10%
Year 3 (V. 2026) [3]	M&A	---	By the end of 2025, add 1.0M oz gold equivalent in total inventory through M&A	By the end of 2025, add 1.4M to 1.6M oz gold equivalent in total inventory through M&A	By the end of 2025, add over 2.0M oz gold equivalent in total inventory through M&A
Notes:

1.	Multiplier for results below Minimum equals Nil.

2.	Multiplier ≥ 100% payable as long as Fortuna rolling 3-year TSR ≥ 100% at each vesting period.

3.	Multiplier greater or less than 100% will be calculated on a pro-rata based on limits corresponding to each range.

4.	Multiplier greater or less than 100% will be calculated on a pro-rata based on the following performance ranges:

Performance Level	Multiplier (v.2025)
20% decrease (5.0 Moz)	50%
10% decrease (5.7 Moz)	75%
Net zero change to 2021 Au eq. inventory (6.3M oz – 7.0M oz)	100%
5% increase (7.4 Moz)	150%
10% increase (7.7 Moz or more)	200%

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First Tranche Vesting of 2023 PSUs for Fiscal 2023 Performance

The corporate achievement results for 2023 are as follows:

Corporate Performance Objective	2023 Result / Achievement Percentage		Weighting	2023 PSU Performance Multiplier
Relative Total Shareholder Return vs. peer group	P12 (Rolling 3-year TSR against Performance Peer Group below 25th Percentile)	0%	50%	0%
Growth: Séguéla’s construction completion[1]	First gold pour in May 2023	100%	25%	25%
	CAPEX = $173.4M	100%	25%	25%
			100%	50%

Note:
1.	Multiplier ≥ 100% payable as long as Fortuna rolling 3-year TSR ≥ 100% at each vesting period.

As set forth above, the Company’s corporate objectives for 2023 with respect to growth at Séguéla were achieved. The total shareholder return for 2023 was below the 25th percentile of our peer group TSR, so a rating of 0% out of a possible 50% was applied.

Based on the 50% achievement of the corporate performance targets for 2023, the number of Common Shares issued on the vesting of the first tranche of the 2023 PSUs represents a reduction from 20% to 10% of the PSUs eligible to be vested. Therefore, on March 20, 2024, a total of 84,417 Common Shares were issued to NEOs for the first tranche of the 2023 PSUs eligible for vesting, and 84,420 PSUs were forfeited, as follows:

NEO	Maximum 20% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	52,154	10%	26,077	26,077
Luis Ganoza Durant, CFO	20,892	10%	10,446	10,446
David Whittle, COO West Africa	17,908	10%	8,954	8,954
Cesar Velasco, COO Latin America	16,842	10%	8,421	8,421
Eric Chapman, Senior VP, Technical Services	12,573	10%	6,286	6,287

Performance Graphs

Total Shareholder Return

The following graph compares the total cumulative shareholder return over the past five fiscal years, for $100 invested in Common Shares at the beginning of the period with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. With the construction of the Lindero Mine and the first production of gold at the mine in October 2020, the completion of the Roxgold Acquisition in 2021 which included the gold producing Yaramoko Mine, and commencement of gold production at the Séguéla Mine in 2023, the Company’s share price performance may be increasingly influenced by the price of gold. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

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Total Shareholder Return Performance Graph

$250.00
$200.00
$150.00
$100.00
$50.00
$0.00

	2018	2019	2020	2021	2022	2023
Fortuna Silver	$100.00	$105.80	$209.20	$98.80	$101.80	$102.00
VanEck Junior Gold Miners ETF	$100.00	$140.42	$183.07	$144.17	$123.23	$132.00
S&P/TSX Composite Index	$100.00	$122.88	$129.76	$162.32	$152.83	$170.79

Source: Global Governance Advisors

The Company has experienced significant and steady operational growth over the past five years, evolving to its current position as a global intermediate gold and silver producer with five operating mines. Significant accomplishments during the past several years include the construction of and commencement of commercial production at the Lindero Mine in Argentina and the Séguéla Mine in Côte d’Ivoire, and the expansion in 2023 to Senegal with the acquisition of Chesser Resources. This growth in the Company’s operations occurred while challenges relating to COVID-19 and more recently, the extension of the San Jose Mine environment impact authorization and the Company’s related legal proceedings against the Mexico mining authorities.

One of the Company’s main focuses for 2023 was the completion of construction of the Séguéla Mine in Côte d’Ivoire, on time and on budget. The first gold pour at Séguéla occurred on schedule in May 2023.

In order to support the Company’s goal of managing costs during fluctuating market conditions, annual base salaries of our senior executives increased by 3% in 2019, were unchanged in 2020, and were increased by 3% in 2021, other than a 23% increase made in 2021 to the annual base salary of our Senior VP, Technical Services. In 2022, annual base salaries of the CEO and CFO increased 8% and 18%, respectively, to better align with our peers, and in 2023, the NEOs received 4% cost- of-living increases to their base salaries.

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Growth Metrics

The Compensation Committee has evaluated the Company’s relative performance of various key business growth metrics including revenue, adjusted EBITDA6 and gold equivalent7 production. As illustrated in the table below, these metrics reflect the Company’s continuous business growth over the past five years.

Notes:
1. Refer to Note 6 below.
2. Gold equivalent[7] includes gold, silver, lead and zinc and is calculated using the following metal prices and ratios:
2019: $1,393/oz Au, $16.20/oz Ag, $2,006/t Pb, $2,535/t Zn; or Au:Ag = 1:85.99, Au:Pb = 1:0.69, Au:Zn = 1:0.55
2020: $1,805/oz Au, $21.18/oz Ag, $1,830/t Pb, $2,271/t Zn; or Au:Ag = 1:85.22, Au:Pb = 1:0.99, Au:Zn = 1:0.79
2021: $1,783/oz Au, $25.80/oz Ag, $2,205/t Pb, $2,998/t Zn; or Au:Ag = 1:69.11, Au:Pb = 1:0.81, Au:Zn = 1:0.59
2022: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb, $3,468/t Zn; or Au:Ag = 1:82.89, Au:Pb = 1:0.83, Au:Zn = 1:0.52
2023: $1,948/oz Au, $23.37/oz Ag, $2,155/t Pb, $2,706/t Zn; or Au:Ag = 1:83.38, Au:Pb = 1:0.90, Au:Zn = 1:0.72

6 Adjusted EBITDA is a Non-IFRS measure. See “Non-IFRS Financial Measures” on page 14 of the Circular.

7 See Note 2 on page A-2 above.

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Relative Performance – Growth Metrics versus Peers

The Compensation Committee has evaluated the Company’s relative performance of various key business growth metrics including EBITDA, revenue and gold production. As illustrated below, the Company’s performance in 2023 resulted in a ranking above average in all metrics, and exceptional performance in all metrics over the five year period.

Source: Global Governance Advisors

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NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

	2023	2022	2021
Base salary	$712,400	$685,000	$637,000
Annual incentive	$926,120	$712,400	$637,000
Share Units	$1,812,505	$1,650,778	$3,969,626
Stock Options	$0	$0	$0
Total Direct Compensation	$3,451,025	$3,048,178	$5,243,626

Share Ownership (December 31, 2023)

Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$2,137,200	$14,023,193	✓

LUIS GANOZA DURANT, Chief Financial Officer

	2023	2022	2021
Base salary	$509,600	$490,000	$414,000
Annual incentive	$508,581	$403,760	$351,383
Share Units	$726,060	$661,275	$1,398,348
Stock Options	$0	$0	$0
Total Direct Compensation	$1,744,241	$1,555,035	$2,163,731

Share Ownership (December 31, 2023)

Target	Target Value	Total Acquisition Value	Target Met
2x base salary	$1,019,200	$5,689,837	✓

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DAVID WHITTLE, Chief Operating Officer, West Africa

	2023	2022[1]	2021[1]
Base salary	$436,800	$405,000	$280,978
Annual incentive	$751,234	$400,875	$161,197
Share Units	$622,338	$255,449	N/A
Stock Options	$0	$0	N/A
Total Direct Compensation	$1,810,372	$1,061,324	$442,175

Share Ownership (December 31, 2023)

Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$436,800	$760,499	✓

Note:

1.	Mr. Whittle was appointed as Chief Operating Officer, West Africa on October 1, 2022. Prior to then, Mr. Whittle became an employee of the Company on July 2, 2021 as a result of the Roxgold Acquisition, and held the position of Vice-President, Operations – West Africa from October 1, 2021 to September 30, 2022.

CESAR VELASCO, Chief Operating Officer, Latin America

	2023	2022	2021[1]
Base salary	$410,800	$390,714	$308,333
Annual incentive	$334,687	$293,465	$239,438
Share Units	$585,294	$533,069	$24,750
Stock Options	$0	$0	$0
Total Direct Compensation	$1,330,781	$1,217,248	$572,521

Share Ownership (December 31, 2023)

Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$410,800	$915,757	✓

Note:

1.	Mr. Velasco was appointed as Chief Operating Officer, Latin America on September 1, 2021. Prior to then, Mr. Velasco was employed as Country Head, Peru.

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ERIC CHAPMAN, Senior VP, Technical Services

	2023	2022	2021
Base salary	$364,127	$350,123	$295,311
Annual incentive	$300,769	$248,517	$168,251
Share Units	$436,953	$420,147	$902,405
Stock Options	$0	$0	$0
Total Direct Compensation	$1,101,849	$1,018,787	$1,365,968

Share Ownership (December 31, 2023)

Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$364,127	$2,741,979	✓

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase or decrease in the award values as at the vesting/payout dates due to increases or decreases in the Company’s stock prices. Any such increases are reflected under the heading “All Other Compensation” in the table below.

Summary Compensation Table

The Company’s operations expanded significantly in 2021 as a result of the Roxgold Acquisition and subsequent integration of Roxgold’s operations. In 2021 and 2022, the Company restructured its senior executive team to meet its leadership needs in Latin America and West Africa, and at the corporate level.

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2023, 2022 and 2021:

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					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards	Annual Incentive Plans(2)	Long-term Incentive Plans	All Other Compensation(3)	Total Compensation
Jorge Ganoza Durant(4)	2023	$712,400	$1,812,505	N/A	$926,120	Nil	$1,217,968	$4,668,994
CEO	2022	$685,000	$1,650,778	N/A	$712,400	Nil	$426,218	$3,474,396
	2021	$637,000	$3,969,626	N/A	$637,000	Nil	$36,686	$5,280,312

Luis Ganoza Durant	2023	$509,600	$726,060	N/A	$508,581	Nil	$489,548	$2,233,789
CFO	2022	$490,000	$661,275	N/A	$403,760	Nil	$176,880	$1,731,915
	2021	$414,000	$1,398,348	N/A	$351,383	Nil	$22,253	$2,185,984

David Whittle(5)	2023	$436,800	$622,338	N/A	$751,234	Nil	$9,060	$1,819,432
COO, West Africa	2022	$405,000	$255,449	N/A	$400,875	Nil	$9,060	$1,070,384
	2021	$280,978	N/A	N/A	$161,197	Nil	$2,934	$445,109

Cesar Velasco(5)	2023	$410,800	$585,294	N/A	$334,687	Nil	$48,132	$1,378,913
COO, Latin America	2022	$390,714	$533,069	N/A	$293,465	Nil	$23,260	$1,240,508
	2021	$308,333	$24,750	N/A	$239,438	Nil	$2,734	$575,255

Eric Chapman	2023	$364,127	$436,953	N/A	$300,769	Nil	$219,565	$1,321,414
Senior VP, Technical	2022	$363,069	$435,683	N/A	$257,707	Nil	$74,656	$1,131,115
Services	2021	$306,533	$936,697	N/A	$174,645	Nil	$40,688	$1,458,564

Notes:

1.	The 2023 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.69. The grant date values were calculated in CAD$ and translated to US$ at the 2023 year average exchange rate of CAD$1.00 = US$0.7410. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2023. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2023 of CAD$1.00 = US$0.7559. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2023 are $1,891,766 for Jorge Ganoza Durant, $757,809 for Luis Ganoza Durant, $649,557 for David Whittle, $610,890 for Cesar Velasco, and $456,064 for Eric Chapman.

The performance metrics for the 2023 PSUs relate solely to three-year Total Shareholder Return (50%) and Growth (50%) (see “PSUs Granted in 2023” on page A-20). The grant date fair market value of the 2023 PSUs is $906,252 for Jorge Ganoza Durant, $363,030 for Luis Ganoza Durant, $311,169 for David Whittle, $292,647 for Cesar Velasco, and $218,476 for Eric Chapman, of which NIL 2023 PSUs had vested or been paid as of December 31, 2023.

The 2022 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.88. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2022 year average exchange rate of CAD$1.00 = US$0.7684. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2022. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2022 of CAD$1.00 = US$0.7369. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2022 are $1,685.916 for Jorge Ganoza Durant, $675,351 for Luis Ganoza Durant, $260,888 for David Whittle, $544,417 for Cesar Velasco, and $444,954 for Eric Chapman.

The 2021 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$7.90.

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Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2021 year average exchange rate of CAD$1.00 = US$0.7976. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2021. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2021 of CAD$1.00 = US$0.7888. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2021 are $1,299,058 for Jorge Ganoza Durant, $453,052 for Luis Ganoza Durant, $15,948 for Cesar Velasco, and $309,226 for Eric Chapman.

2.	Amounts represent bonuses earned for the applicable year. For 2023, David Whittle was paid a regular annual bonus of $571,684 and, pursuant to the Roxgold Acquisition, a retention payment of $179,550; for 2022, Mr. Whittle was paid a regular annual bonus of $281,175 and, pursuant to the Roxgold Acquisition, a retention payment of $119,700; for 2021, Mr. Whittle received only a retention payment pursuant to the Roxgold Acquisition.

3.	Includes health and life insurance premiums paid on behalf of NEOs; contributions to a registered retirement savings plan established effective January 1, 2019 for executive officers and employees who are resident in Canada; unused vacation paid out, if applicable; and where the sum of a 2023 RSU or PSU payout, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount, less any previously disclosed excess amounts, is included. For Jorge Ganoza Durant, the amount shown includes $1,169,129 from the 2023 payout of RSUs granted in 2020.

4.	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company.

5.	David Whittle was designated as a NEO based on his compensation paid for the fiscal year 2023. His compensation shown for 2021 is for the period July through December 2021 as he became an employee of the Company on July 2, 2021 pursuant to the Roxgold Acquisition. Mr. Whittle was appointed an executive officer on October 1, 2022. Cesar Velasco was appointed an executive officer of the Company on September 1, 2021, and prior to that, he held the position of Country Head, Peru.

Incentive Plan Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2023:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options	Value Vested During the Year (1)	Market Value of Share Units Vested During the Year (2)	Market Value of Vested Share Units Not Paid Out	No. of Share Units Not Vested	Market Value of Share Units Not Vested (3)
Jorge Ganoza Durant	Nil	N/A	N/A	N/A	N/A	$2,036,720	N/A	1,188,724	$898,556
Luis Ganoza Durant	Nil	N/A	N/A	N/A	N/A	$787,861	N/A	460,963	$348,442
David Whittle	Nil	N/A	N/A	N/A	N/A	$96,323	N/A	233,576	$176,560
Cesar Velasco	Nil	N/A	N/A	N/A	N/A	$121,289	N/A	284,108	$214,757
Eric Chapman	Nil	N/A	N/A	N/A	N/A	$392,193	N/A	293,011	$221,487

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Notes:

1.	No stock options vested during 2023.

2.	The values of share units vested during the year are converted to US$ based on the 2023 average exchange rate of CAD$1.00 = US$0.7410, and is calculated based on the number of share units times the average closing price of the Company’s Common Shares on the TSX for the five days preceding the respective dates of vesting (March 25, 2023 was CAD$4.73 (US$3.50); April 20, 2023 was CAD$5.25 (US$3.89); and April 27, 2023 was CAD$5.04 (US$3.73)).

The value for David Whittle also includes $50,163 for share units granted by Roxgold and converted to Fortuna share units pursuant to the Roxgold Acquisition. This value is calculated based on the weighted volume average closing price of the Company's Common Shares on the TSX, for the five trading days ending three business days before the payout date (CAD$5.1095 (US$3.79), rather than the vesting date value, in accordance with the terms of the Roxgold Acquisition.

3.	The values of share units not vested are converted to US$ based on the exchange rate at December 31, 2023 of CAD$1.00 = US$0.7559, and are calculated based on the number of share units times the closing price of the Company’s Common Shares on the TSX at December 31, 2023 of CAD$5.10 (US$3.86).

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company. In addition, all employment agreements with its current NEOs provide that on termination without cause, any outstanding stock options or RSUs will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2023 an annual base salary of $712,400. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2023, Mr. Ganoza had been terminated without cause, $2,506,183 (comprised of $1,424,800 for 2x annual base salary and $1,081,383 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 694,365 Common Shares for payout of vested PSUs, and $4,757,826 (comprised of $1,424,800 for 2x annual base salary, $1,424,800 for 2x an assumed 100% bonus, and $1,908,226 for payout of vested RSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2023 an annual base salary of $509,600. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

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If, on December 31, 2023, Mr. Ganoza had been terminated without cause, $1,197,331 (comprised of $764,400 for 1.5x annual base salary and $432,931 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 263,004 Common Shares for payout of vested PSUs, and $2,498,682 (comprised of $1,019,200 for 2x annual base salary, $815,360 for 2x an assumed 80% bonus, and $764,122 for payout of vested RSUs) would have been payable to him.

David Whittle, Chief Operating Officer, West Africa

Pursuant to an employment agreement dated effective January 1, 2023, the Company paid to David Whittle in 2023 an annual base salary of $436,800. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Whittle will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Whittle chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2023, Mr. Whittle had been terminated without cause, $650,331 (comprised of $436,800 for 1x annual base salary and $213,531 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 116,788 Common Shares for payout of vested PSUs, and $1,673,842 (comprised of $873,600 for 2x annual base salary, $349,440 for 1x an assumed 80% bonus, and $450,802 for payout of vested RSUs) would have been payable to him.

Cesar Velasco, Chief Operating Officer, Latin America

Pursuant to an employment agreement dated effective September 1, 2021, as subsequently amended, the Company paid to Cesar Velasco in 2023 an annual base salary of $410,800. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Velasco will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Velasco chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2023, Mr. Velasco had been terminated without cause, $702,814 (comprised of $410,800 for 1x annual base salary and $292,014 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 141,072 Common Shares for payout of vested PSUs, and $1,702,359 (comprised of $821,600 for 2x annual base salary, $328,640 for 1x an assumed 80% bonus, and $552,119 for payout of vested RSUs) would have been payable to him.

Eric Chapman, Senior Vice-President, Technical Services

Pursuant to an employment agreement dated effective January 1, 2017, as subsequently amended, the Company paid to Eric Chapman in 2023 an annual base salary of CAD$491,400. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Chapman will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Chapman chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2023, Mr. Chapman had been terminated without cause, CAD$841,598 (comprised of CAD$491,400 for 1x annual base salary and CAD$350,198 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 171,702 Common Shares for payout of vested PSUs, and CAD$1,945,456 (comprised of CAD$982,800 for 2x base salary, CAD$343,980 for 1x an assumed 70% bonus, and CAD$618,676 for payout of vested RSUs) would have been payable to him.

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Director Compensation

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

In 2023, the Board approved a maximum grant value of CAD$94,000 for DSUs to each of its non-executive directors and CAD$120,000 to its non-executive Chairman of the Board. Except for Ms. Harcourt and Ms. Seetaroo, who were appointed to the Board on July 2, 2021 and June 27, 2022 respectively, each such director had achieved the share ownership guidelines and accordingly was provided with the right to elect to receive up to 50% of their DSU value in the form of an immediate cash payment, with the balance in DSUs. Details of the DSU grant values and cash payments are set out in the table on page A-34.

Retainer Fees

The cash compensation paid to non-executive directors consists of annual retainer fees and for 2023 were as follows:

Board Member	$89,000
Plus, as applicable:
Chair of the Board	$78,000
Audit Committee Chair	$24,000
Audit Committee Member	$8,500
Compensation Committee Chair	$19,000
Compensation Committee Member	$6,250
Corporate Governance and Nominating Committee Chair	$16,000
Corporate Governance and Nominating Committee Member	$5,250
Sustainability Committee Chair	$16,000
Sustainability Committee Member	$5,250

Effective April 1, 2015, Jorge Ganoza Durant is not paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

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Effective January 1, 2024, the following annual retainer fees have been amended to be as follows:

Board Member	$89,000
Plus, as applicable:
Chair of the Board	$78,000
Audit Committee Chair	$24,000
Audit Committee Member	$10,000
Compensation Committee Chair	$19,000
Compensation Committee Member	$8,500
Corporate Governance and Nominating Committee Chair	$16,000
Corporate Governance and Nominating Committee Member	$7,500
Sustainability Committee Chair	$16,000
Sustainability Committee Member	$7,500

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2023:

Name	Director Fees Earned		Share- based Awards(1)	Option- Based Awards	All Other Compensation		Total Compensation
David Laing	$189,250		$90,708	N/A	Nil		$279,958
Mario Szotlender	$129,777	(2)	$35,527	N/A	$66,690	(3)	$231,995
David Farrell	$132,500		$71,055	N/A	Nil		$203,555
Alfredo Sillau	$142,036	(2)	$35,527	N/A	Nil		$177,563
Kylie Dickson	$118,250		$71,055	N/A	Nil		$189,305
Kate Harcourt	$94,250		$71,055	N/A	Nil		$165,305
Salma Seetaroo	$94,483		$71,055	N/A	Nil		$165,538

Notes:

1.	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares which was CAD$4.69 (US$3.55). The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$5.10 (US$3.86). The accounting fair values of the DSUs are $98,636 for David Laing, $38,634 for Mario Szotlender, $102,219 for each of David Farrell, Kylie Dickson, Kate Harcourt, and Salma Seetaroo. All amounts were calculated in CAD$ and translated to US$ at the 2023 year end exchange rate of CAD$1.00 = US$0.7559.

2.	Includes CAD$47,000 (US$35,527) paid in cash due to the election by each of Mario Szotlender and Alfredo Sillau to receive 50% of his 2023 DSU grant value in cash rather than DSUs.

3.	Mr. Szotlender was paid CAD$90,000 (US$66,690) for corporate development and financial advisory fees which were paid monthly in CAD$ and converted to US$ and recorded on the Company’s books using the 2023 year average exchange rate of CAD$1.00 = US$0.7410.

4.	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

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Option-Based and Share-Based Awards to the Directors

As at December 31, 2023, all outstanding DSUs were vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2023 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
						Market
	No. of				Value of	Value of	Market
	Securities			Value	Unexercised	DSUs	Value of		Market
	Underlying	Option	Option	Vested	In-The-	Vested	Vested	No. of	Value of
Name	Unexercised Options	Exercise Price	Expiration Date	During the Year	Money Options	During the Year(1)(2)(4)	DSUs Not Paid Out(3)(4)	DSUs Not Vested(4)	DSUs Not Vested(4)
David Laing	Nil	N/A	N/A	N/A	N/A	$90,830	$562,792	N/A	N/A
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$35,576	$1,181,565	N/A	N/A
David Farrell	Nil	N/A	N/A	N/A	N/A	$71,153	$1,117,524	N/A	N/A
Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$35,576	$442,935	N/A	N/A
Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$71,153	$448,555	N/A	N/A
Kate Harcourt	Nil	N/A	N/A	N/A	N/A	$71,153	$173,692	N/A	N/A
Salma Seetaroo	Nil	N/A	N/A	N/A	N/A	$71,153	$120,146	N/A	N/A

Notes:

1.	All share-based awards are made in CAD$.

2.	The market value of DSUs vested during the year is converted to US$ using the 2023 year-end exchange rate of CAD$1.00 = US$0.7559, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the TSX one day prior to the date of vesting, which was CAD$4.69 (US$3.55).

3.	The value of vested DSUs not yet paid out has been converted to US$ using the 2023 year-end exchange rate of CAD$1.00 = US$0.7559, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the TSX at December 31, 2023 of CAD$5.10 (US$3.86).

4.	All DSUs were fully vested upon granting but are not realizable until termination.

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SCHEDULE "B"

Corporate Governance

Commitment to Responsible Mining	B-1
2023 Highlights	B-1
Diversity	B-1
Environmental, Social and Governance Obligations	B-2
Climate Change Initiatives Undertaken in 2023	B-4
GISTM Initiatives Undertaken in 2023	B-6
Water Management	B-7
ESG Site Initiatives Undertaken in 2023	B-8
Biodiversity	B-9
Environment	B-10
Metrics and Targets	B-10
ESG Reporting and Disclosure	B-11
ESG Corporate Policies	B-11
Information / Cyber Security	B-12
Disclosure of Corporate Governance Practices	B-12
Board of Directors	B-12
Enterprise Risk Management	B-13
Audit Committee	B-13
Corporate Governance and Nominating Committee	B-14
Compensation Committee	B-14
Sustainability Committee	B-15
Board and Committee Assessments	B-15
Orientation and Continuing Education	B-15
Site Visits	B-16
Shareholder Engagement	B-16
Ethical Business Conduct	B-17
Strategic Planning	B-17
Share Ownership Policy	B-18
Diversity	B-18
Director Tenure	B-20
Succession Planning	B-20
Director Attendance Record	B-21
Director Skills and Areas of Experise	B-21

APPENDIX “A” – Board Mandate

Commitment to Responsible Mining

Fortuna sees sustainability as the creation of long-term economic, social, and environmental value for our stakeholders. This understanding has led us to make a fundamental commitment to integrate sustainability into our governance, business strategy, organizational culture and day-to-day operations.

2023 Highlights

In terms of governance performance for 2023, key highlights include:

•	GHG emissions reduction target: Over the past year, Fortuna conducted the required analysis on energy consumption and greenhouse gas (“GHG”) emissions in order to set a credible and achievable GHG emissions reduction target. We ended 2023 with clarity on four priority initiatives that will allow Fortuna to reduce its GHG emissions and have proven to be reliable, affordable, and competitive investments. In early 2024, we disclosed our GHG emissions reduction target. (See page B-5)

•	Climate Change: We conducted an initial climate-related scenario analysis to enhance our understanding of the Company’s exposure to climate-related risks and opportunities and the resilience of our business strategy. (See page B-4)

•	GISTM: Completed year one work of our five-year plan to adopt the Global Industry Standard on Tailings Management (“GISTM”) and achieve compliance for all company owned tailings storage facilities by the end of 2027. (See page B-6)

•	Sustainability Report: In July 2023, we published our fifth annual Sustainability Report, prepared in accordance with Global Reporting Initiative Standards (“GRI Standards”) and Sustainability Accounting Standards Board Standards (“SASB Standards”), and aligned our climate-related disclosure with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”). We anticipate publishing our sixth Sustainability Report for the year ended December 31, 2023 in the second quarter of 2024. (See page B-11)

•	Corporate Governance Policies: Updated corporate governance policies to better align with industry standards, including the Board and Management Diversity Policy (formerly the Diversity Policy), and adopted a new Diversity, Equity, and Inclusion Policy. (See page B-18)

Diversity

With operations and projects in seven countries, diversity is part of our DNA. Our multicultural team works in different languages and comes from different ethnic backgrounds and experiences.

As such, we recognize the benefits of embracing diversity, equity, and inclusion in the workplace. This includes broadening our expertise, accessing different outlooks, and benefiting from all available talent. We respect the perspectives, experience, cultures, and essential differences that are unique among our Board of Directors, management, and employees.

In 2023, we updated and/or developed new policies to better reflect our commitment and aspirations towards diversity as follows:

•	A new Diversity, Equity and Inclusion Policy - this Policy expands on the Company’s approach to diversity, equity and inclusion and sets the standard to be followed not only by directors and employees, but also by the Company’s suppliers.

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•	Board and Management Diversity Policy – revises the former Diversity Policy and relates specifically to the Board and management.

Mining is a traditionally male dominated industry, and the Company seeks to promote the participation of women. Currently, the Fortuna has three female directors representing 37.5% of our Board. At the leadership level, 15.8% of our management team are women.

We establish targets for the representation of women in the workforce and management on an annual basis. The following table reflects the participation of women in our workforce and targets we have set.

Sustainability Metrics	2023 Performance	2023 Targets	2024 Targets	2025 Targets
% of women employees	15.86% Above target	15.76%	14.28%	15.89%
% of women in management positions	15.81% Above target	13.81%	13.34%	17.65%

See “Diversity” on page B-18 for more information.

Environmental, Social and Governance Obligations

Our Board is committed to continuing to focus on providing effective oversight of the Company’s material risks. It is committed to ensuring that environment, social and governance (“ESG”) factors, including climate change (See “Climate Change Initiatives Undertaken in 2023” on page B-4), occupational health and safety, tailings management (See “GISTM Initiatives Undertaken in 2023” on page B-6) and human rights are integrated into the Company’s governance strategy and enterprise risk management processes. In 2023, ESG metrics accounted for 35% of our short-term incentive plan metrics for senior executives (see Schedule “A” - Statement of Executive Compensation page A-12). The Company has created a sustainability committee (the “Sustainability Committee”) to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility objectives and obligations. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry. Our mission is to create sustainable value through growth of our mineral reserves, metal production and the efficient operation of our assets, while remaining firmly committed to safety, good governance, and social and environmental responsibility.

Five out of eight of the Company’s Directors have safety, sustainability and ESG expertise, defined as a demonstrable understanding of key environmental impacts for a mining company in multiple jurisdictions, including climate change risks and opportunities, sustainable development, workplace health and safety, social performance, license to operate, community engagement, human rights, and governance of these matters. The Board has overall oversight on ESG related matters and receives quarterly reports on ESG from an external consultant to ensure they remain up to date on the evolutions in the ESG landscape, including on climate change. The Sustainability Committee in turn works directly with management on ESG issues including climate change. In addition, all Directors have human capital management expertise, defined as knowledge of sustained succession planning and talent development and retention programs, including executive compensation. All Directors also have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity, and insider trading.

The Company’s Senior Vice-President Sustainability (“SVP Sustainability”) has accountability for ESG and sustainability at the executive leadership team level and reports directly to the CEO. The role of the SVP Sustainability is to lead the Company’s sustainability and ESG strategy development and implementation to maintain the value of our mineral assets and improve the long-lasting quality of the Company’s operations while meeting key stakeholder expectations. In particular, the SVP Sustainability is responsible for tailings facility safety and for climate-related risks and opportunities management.

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The SVP Sustainability is supported by the Corporate Director of Health, Safety and Environment (“HSE”) and the Corporate Director of Geotechnical, Tailings and Water. Directors of Sustainability for each of Latin America and West Africa assist the SVP Sustainability on ESG and sustainability matters in their respective regions, and they participate in the development, implementation, and updating of our Sustainability Framework, including corporate policies, standards, manuals and guidelines, management systems, training and reporting on ESG and sustainability, including climate change related factors.

The Company’s Health and Safety, Security, Environment and Communities Committee (“HSSEC”) Corporate Committee comprising members of management meets quarterly to assist the Company’s senior management in achieving its governance and management objectives in the areas of health, safety, security, environment and the community relations. The responsibilities of the HSSEC Corporate Committee are to:

•	Ensure alignment of corporate sustainability policies, framework, standards, goals and work plans throughout Fortuna and its subsidiaries.

•	Make recommendations to ensure the effective implementation of the corporate sustainability policies, framework, standards, goals, and work plans at operational level.

•	Reviewhealth, safety, security, environment and community management programs and their performance.

•	Propose measures to improve the effectiveness of the HSSEC management.

•	Ensure best practices and successful initiatives are shared at all sites.

At a regional level, we have in place our HSSEC Latin America Committee which convenes monthly to discuss its operations in Latin America, and an equivalent committee in West Africa. These committees are led by their respective Chief Operating Officers and comprise mainly of the Vice President for Operations and or the heads of each country or operation, and the Directors of Sustainability. Each committee is also assisted by the Corporate Director, Health, Safety and Environment.

At each operating site, there is a structure or a committee responsible for health, safety, environment and/or sustainability factors. Each subsidiary undertakes a monthly operational and sustainability review, led at the Corporate level. Our subsidiary management participates in reviewing operational progress, sustainability data, and performance compared to operational and Sustainability Plan key performance indicators (“KPI”)s and targets. Quarterly reports on ESG trends are also sent to the Executive Leadership and Management Leadership teams to ensure they remain knowledgeable on the evolution of ESG related matters.

The Company’s ESG and sustainability governance and management oversight structure is set out below:

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Climate Change Initiatives Undertaken in 2023

Fortuna’s approach to climate is governed by two key ESG related documents which have been approved by the Board: our Environmental Policy, which articulates our key environmental commitments, and our climate change position statement (the “CC Position Statement”), which was published on April 7, 2022, and which articulates our approach to climate change and our key climate related commitments.

We recognize that climate change is a major global challenge that could have near term significant impacts on operations, host communities, resources used in production, the economy and society in general. Climate change is a systemic risk with the potential to affect our mine infrastructure and operations, the regulatory frameworks under which we operate and the demand for the minerals we produce.

We recognize the current climate change science and support the goals of the Paris Agreement and the recommendations of the TCFD. The Company is committed to analyzing the risks and opportunities of climate change on our business activities, to integrating climate change factors into our long-term strategic planning, and developing short-term tactical climate change action plans. Our approach to climate change management is guided by three key pillars, which align to the climate change factors that were identified in a Climate Change Materiality

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Assessment as having the greatest potential to influence the Company’s value: (1) reduce GHG emissions by promoting resource efficiency and increasing the use of renewable energy sources; (2) build resilience to the physical risks of climate change at our operations and projects; and (3) continuously improve the performance of our governance and climate change action plans based on climate change science, regulatory and voluntary frameworks and international standards.

The Company’s climate change governance is supported by a robust framework that incorporates climate change factors into decision-making, including Board oversight and senior management accountability which is reflected as follows:

•	The Sustainability Committee has oversight of climate change factors.

•	The SVP Sustainability is accountable for identifying, assessing, managing and reporting on climate change factors to senior management and the Board on a regular basis.

•	Our Country Heads have responsibility for managing climate change risks and opportunities at the local and site level.

The Company is committed to enhancing the integration of climate-related risks into its enterprise risk management processes to ensure that the unique nature of climate-related risks is appropriately considered and prioritized. The Company will identify and assess climate-related risks and opportunities over the short, medium, and long term, and develop climate change action plans at the corporate level and at site level, based on risk and opportunity assessments.

The main climate change related activities achieved in 2023 were:

•	The Company completed a study on energy consumption and GHG emissions in which it identified energy efficiency and decarbonization opportunities and it set climate related metrics and targets, including GHG emissions reduction targets which were subsequently announced in February 2024.

In early 2024, we disclosed our GHG emissions reduction target. The Company set a target to reduce Scope 1 and Scope 2 GHG emissions by 15% in 2030, compared to “business as usual” forecast GHG emissions in 2030 if no intervention measures were taken.

The Company is also committed to supporting the global ambition of net-zero GHG emissions by 2050 through investing in technology, energy efficiency initiatives, and renewable energy over the long-term, where such investments are reliable, affordable, and competitive.

•	We conducted an initial climate related scenario analysis to enhance our understanding of the Company’s exposure to climate-related risks and opportunities and the resilience of the Company’s business strategy. In particular, the Company has developed a more detailed understanding of its asset-level exposure to physical climate risks under different scenarios.

In 2024, the Company intends to:

•	Update its internal systems to support the monitoring and reporting of our GHG emissions reduction target.

•	Conduct climate-related water studies for our higher risk operations.

•	Develop an internal climate change awareness and training program focused on providing education on our GHG emissions reduction target and four priority initiatives to ensure alignment across the organization.

•	Evaluate additional opportunities to implement energy efficiency initiatives, adopt new technology and/or increase our use of renewable energy to further reduce our energy consumption and GHG emissions in the coming years.

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GISTM Initiatives Undertaken in 2023

On December 21, 2022, the Company published its GISTM position statement (“GISTM Position Statement”), which articulates Fortuna’s approach to tailings management along with its implementation commitments. The objective is to improve the Company’s existing tailings standards which is based on the standards of the Canadian Dam Association (“CDA”) and the Australian National Committee on Large Dams, and use GISTM to guide the adaptation to a broader tailings management. Under this refined tailings management approach, the Company has committed to adopt GISTM and achieve compliance to applicable GISTM requirements for all new tailings storage facilities (“TSFs”) during their first year of operation. The Company will continue to conduct the necessary studies to assess and fulfill GISTM applicable requirements for all existing TSFs owned and operated by the Company, in order to implement the standards and ensure compliance of all applicable requirements of GISTM for all Company owned TSFs by the end of 2027.

The following figure presents the Company’s tailings governance system and controls to create lines of defence to prevent TSF failures:

A five-year plan has been created to develop the management system and tools needed to implement GISTM, and at the same time ensure its progressive and effective application in the field. Over the last two years, the Company has updated its TSF Technical Standard, initially based on the CDA, and developed two additional standards to support the implementation of GISTM, being our TSF Governance Standard and our TSF Social Standard.

During 2023, as outlined in the Company’s GISTM Position Statement, the Company among other actions:

•	Implemented a TSF governance system that includes the creation of an Independent Tailings Review Board (“ITRB”), the designation of an Accountable Executive (“AE”) reporting to the CEO, and the appointment of a Responsible Tailings Facility Engineer for each site in addition to our Corporate Responsible Tailings Facility Engineer.

•	Updated and developed our TSF Technical Standard and developed two new standards: a TSF Governance Standard and a TSF Social Standard.

•	Made progress on technical studies such as third-party dam safety reviews, design basis reports and deviance accountability reports.

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In 2024, the Company intends to continue to conduct necessary studies to assess and fulfill GISTM applicable requirements for all TSFs owned and operated by Fortuna, and in particular to:

•	Ensure compliance with applicable GISTM TOPIC IV on Management and Governance requirements by the end of 2024.

•	Ensure compliance with the applicable requirements of GISTM TOPIC III on design, construction, operation, and monitoring for all company owned TSFs by the end of 2025.

•	Ensure compliance of all other applicable requirements of GISTM for all company owned TSFs by the end of 2027.

Water Management

We have developed policies and standards to support effective water management. In our Environmental Policy, we commit to protect water sources, reduce water use, recycle, and reuse wastewater wherever possible and ensure water effluents are minimized and discharged according to regulatory requirements. This requires the Company to actively engage with governments, local authorities, local communities, and other stakeholders on external water governance issues to support sustainable, consistent, and effective measures that underpin integrated water resource management. Our Community Relations Policy and our Human Rights Policy are company-wide policies that articulate a commitment to respecting the human rights of all individuals impacted by our operations, including employees, contractors, the communities in which we operate, and other external stakeholders. The Human Rights Policy includes a specific commitment of the Company to respect the right to water, among other important rights. In 2023, Fortuna created a new Corporate Standard on Water Management that outlines requirements related to water management plans, watershed stakeholder engagement plans, monitoring, performance, site-wide water balance and reporting.

The Sustainability Committee provides oversight of water management, and the SVP Sustainability has Executive- level responsibility for water management and is the AE for TSFs as per GISTM, which is closely related to water management. At the Corporate level, the Corporate Director, Geotechnical, Tailings and Water leads the development and the implementation of the Company’s tailings and water management standards and programs to ensure the compliance and performance of our sites’ operations regarding the applicable management practices. In addition, the HSSEC Corporate Committee ensures the alignment of subsidiary-level environmental initiatives, including water management. At the regional and site level, there are HSSEC or equivalent committees responsible for all areas of sustainability applicable to the business, including water management.

Fortuna assesses each site’s water needs using a risk-based approach considering the local social environment and climatic conditions to develop operational water balance and management plans. Fortuna has placed particular focus on managing water use in regions facing challenges of high-water stress. At our TSFs, water management plans optimize water consumption and recycling, with an emphasis on closed water management circuits to eliminate or reduce the need to discharge effluent water from our process plants or TSFs. Our water management plans also include participatory monitoring with local authorities and communities to identify discharges that could impact water quality or other concerns of our stakeholders.

To ensure oversight and internal control of the use of water in our operations, we have set-up indicators to monitor water use and a specific KPIs target related to the freshwater consumed per tonne of processed ore which is monitored and reported to management at the Corporate level each month. Performance against this target is also reported to the Sustainability Committee and the HSSEC Corporate Committee on a quarterly basis.

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ESG Site Initiatives Undertaken in 2023

Examples of ESG initiatives undertaken in 2023 by our operations in Latin America and West Africa include:

Lindero Mine (Argentina)

•	Solar power project: An agreement with Industrias Juan F. Secco S.A. was signed in June 2023 for the construction and operation of a photovoltaic plant. An environmental impact study was approved at the end of 2023 and construction of the solar plant is expected to be completed in the second quarter of 2025. This project is one of the projects to be undertaken by the Company in pursuit of its objective to reduce its GHG emissions reduction target.

•	Battery Energy Storage System (“BESS”) implemented in October 2023: The main objective of the implementation of the BESS is to reduce fuel consumption and decrease the average daily specific consumption. This system makes it possible to store electrical energy during periods of low consumption for use during times of high demand, thus making it possible to save energy and optimize surpluses.

San Jose Mine (Mexico)

•	The “San Jose 2023 Scholarship Program”: This program was completed, benefiting 145 high school and university students, 99 of whom were women and 46 men, from seven communities in San José del Progreso. The program incentivizes community volunteerism, and in the eight in-person and virtual activities proposed, the scholarship recipients contributed 42.5 hours to the development of their community through activities such as reading aloud for elementary students, reforestation workshops, gender workshops, and mental health workshops. In this edition of the program, the school completion rate was 94.48%.

•	Preventative Health Campaigns: Campaigns were conducted to promote preventive health. For example, a mobile clinic truck for rabies vaccination was implemented in coordination with the San José del Progreso City Council; a mobile clinic truck was implemented in partnership with Manos de Esperanza A.C., where nine health care services, two complementary services, and 14 orthopedic devices were provided. A total of 1,455 attentions were provided during these days, benefiting children, youth, adults, and the elderly.

Caylloma Mine (Peru)

•	"Fortalécete mujer” (Strengthen Yourself, Woman) Program: This program was first implemented in 2013 and was organized again in 2023. This initiative was created as an effort to raise awareness among the population of the Caylloma district of the high rate of gender-based violence in the locality. Currently, the objective of this initiative is to promote the empowerment of women in Caylloma, through workshops where tools are provided to encourage personal growth and the development of soft skills. The 54 women who participated during 2023 have been trained as agents of change to positively influence social progress in the community.

•	“Sustainable Management of South American Camelids” Program: This program is for alpaca breeders located in the neighboring lands of the Anexo de Talta Huarahuarco and the Santa Rosa Community. Five components were covered in the program, including sanitary technical assistance, genetic improvement, mechanized shearing and fiber management, commercial articulation, and pasture and forage production. Under the program producers receive training in technical livestock management to improve their technical capacity in disease treatment, genetic improvement, mechanized shearing, and fleece management.

Yaramoko Mine (Burkina Faso)

•	Local Employability and Training: Five young people from villages around the mine completed a 4-month training program in heavy equipment operation at national training institutes. In addition, 18 young people (both men and women) were able to complete their training at the Bagassi vocational training center in weaving, refrigeration and air conditioning, and masonry. We also continued our scholarship program, which gives 27 local youth the opportunity to continue their education at universities and training institutes

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nationwide. Throughout the year, we gave a three to six-month professional development or end-of-course internship in the mine's various departments to more than 50 young people.

•	Environmental Education Program: We implemented an environmental education program in collaboration with the Departmental Environmental Service and local schools. Three school gardens were created in the villages of Pahin, Bagassi, and Haho. The objective of this initiative is to support children’s learning on plant production and reproduction techniques, as well as making fruit and vegetables available to improve the quality of meals served in school canteens.

•	Reforestation Campaign: We coordinated our actions with local communities and planted 18,500 trees.

Séguéla Mine (Côte d’Ivoire)

•	Solar Power Supply Plan: We worked in close collaboration with TotalEnergies to develop plans for a solar power supply plant to cover about 30% of the mine’s electricity needs on site. A contract was signed between the two parties at the end of the year, with permitting and implementation scheduled to start in 2024. The project consists of a 6 megawatts peak (MWp) photovoltaic solar plant that will feed the main switch room of the mine, to provide power during daylight hours and reduce consumption from the grid. This initiative will be the first significant solarization of a mining site and one of the largest solar projects in country and is expected to significantly contribute to the reduction of GHG emissions for the Séguéla Mine and for Fortuna on a consolidated basis.

•	Social Investment: Our local development program aims to contribute to the sustainable development of our host communities and is organized in two main components: (1) Our statutory contribution to the Local Mining Development Fund – which started when production began in May 2023. This is in alignment with the requirement outlined in the Côte d’Ivoire Mining Code that 0.5% of mine revenues are contributed to the Fund; and (2) Our voluntary contributions to local development, through the four main pillars of Health, Water and Sanitation, Education, and Food Security. In 2023, we implemented 13 initiatives that impacted more than 3,000 people, including the transformation of a hand powered pump into an improved water production system in Bangana; the development of cassava fields for women in Kouego, Tiema and Bangana as part of the livelihood restoration program, and providing textbooks for elementary school pupils in Kouego, Tiema and Bangana.

•	Micro-Credit Program: In recognition of the fact that some local community members may not be able to fully participate in the 3P Program, this program seeks to identify such cases for whom a non-agricultural option could be relevant in restoring their livelihoods. It will be based on a partnership with an established microfinance entity, to offer access to micro-credits for livelihood restoration activities according to specific criteria.

Biodiversity

The Sustainability Committee provides oversight of biodiversity, and the SVP Sustainability has Executive-level responsibility for biodiversity. The HSSEC Corporate Committee ensures the alignment of subsidiary-level environmental initiatives, including biodiversity, through the Sustainability Framework. Each operating mine has a health, safety, security and environment committee responsible for environmental factors, including biodiversity.

Our biodiversity management seeks to comply with the national regulations of our host countries and is based on international best practices – including the guidelines provided by IFC Performance Standard 6 on biodiversity conservation and sustainable management of living natural resources, as well as emerging concerns outlined by the Taskforce on Nature-related Financial Disclosures. Biodiversity impacts are considered from early on in our project development lifecycle by ensuring biodiversity impact assessment and management plans are integrated in initial environmental and social impact assessments. These management plans are then implemented and regularly updated during the operational phase of the resulting mines, with biodiversity issues also further addressed in mine closure plans to cover the post-operations phases of our assets’ lifecycles.

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We monitor plant and animal species included in the International Union for Conservation of Nature Red List of Threatened Species, the Convention on International Trade in Endangered Species and local regulations, where applicable.

Environment

The Company is committed to ensuring that the highest possible standards of environmental management are followed in all areas of its business activities. Environment is one of Fortuna’s core values and is a pillar of our Sustainability Framework. Our Environmental Policy aims to prevent, avoid, minimize, mitigate, and, when appropriate, offset our negative impacts on ecosystems, and to proactively manage environmental risks associated with our activities, with the primary goal of attaining zero harm.

All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates, in addition to its own policy and standards. These environmental regulations provide directives and standards to avoid and/or limit spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

The Company conducts regular environmental risk assessments of its operations. The overall objective is to assess key environmental risks and their associated controls and to assess regulatory compliance. Environmental statistics are collected from each of our operations on a monthly basis. To the best of management’s knowledge, the Company complies in all material respects with all environmental laws and regulations applicable to its exploration, development, construction and operating activities, including the renewal of environmental permits where applicable. Targets for environmental management KPIs are set each year and were also one of the factors used in determining management compensation.

In terms of performance, the Company’s environmental management highlights for 2023 are:

•	Zero significant environmental spills

•	Zero incidents of non-compliance with water quality permits, standards and regulations.

•	Reduced GHG emissions intensity per thousand tonnes of processed ore from 17.9 tCO2eq/kt in 2022 to 17.13 tCO2eq/kt ore in 2023.

•	Reduced freshwater consumption intensity per ton of processed ore from 0.25 m3/t in 2022 to 0.20 m3/t in 2023.

Metrics and Targets

The Company identifies key performance indicators and targets where relevant to allow Fortuna to monitor and report on its performance in relation to sustainability related risks and opportunities. This includes monitoring the progress towards any targets the entity has set, and any targets required to be met by law or regulation. At Fortuna, the following key elements underpin our approach to metrics and targets:

•	Alignment with Governance, Sustainability Strategy and Risk Management. Metrics and targets are used to monitor against the desired outcome or result expected of the strategy and support with implementation of the sustainability strategy and ongoing monitoring and oversight of sustainability risks and opportunities.

•	Metrics. Metrics are identified and monitored for each sustainability-related risk and opportunity that could reasonably be expected to affect the company. A methodology is defined to calculate the metric and the inputs to the calculation, including the limitations of the method used and the significant assumptions made.

•	Targets. Targets are set to monitor progress towards achieving the strategic goals. The setting of targets should consider: quantitative or qualitative specificity, period of measurement, period from which progress

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is measured, milestones and interim targets, performance against each target and an analysis of trends, revisions to the target and an explanation for those revisions.

ESG Reporting and Disclosure

The Company measures and discloses its sustainability performance using SASB Standards, the recommendations of the TCFD, and the GRI Standards.

Management provides reports on sustainability, including updates on ESG matters, and updates on sustainability key performance indicators to the Board at least on a quarterly basis through the Sustainability Committee, as well as to its HSSEC Corporate Committee.

Under the Company’s Enterprise Risk Management (“ERM”) Program, the Board receives a global corporate risk report and a formal update from the ERM department on a quarterly basis. ESG matters are mapped on the enterprise risk matrix. (See “Enterprise Risk Management” on page B-13).

In addition, each operating subsidiary provides a report on its sustainability performance as part of its monthly production review, including progress toward operational KPIs corresponding to each of the six sustainability pillars.

On July 24, 2023, the Company announced the release of its fifth annual sustainability report for the fiscal year ended December 31, 2022 (the “2022 Sustainability Report”), which is available on its website in English, Spanish and French. The 2022 Sustainability Report details the Company´s performance on key ESG indicators during 2022. The 2022 Sustainability Report highlights Fortuna´s sustainability management and initiatives at each operating mine as well as our contributions within our host countries. The 2022 Sustainability Report also includes a dedicated ESG data section containing disclosure under SASB Metals and Mining Standard, the TCFD Recommendations, and the GRI standard.

We anticipate publishing our sixth sustainability report for the fiscal year ended December 31, 2023 in the second quarter of 2024.

For reporting and disclosure of water management (See “Water Management” on page B-7), we strive to align our disclosure to industry leading ESG reporting frameworks such as SASB, Carbon Disclosure Project with its water security questionnaire, GRI Standards and other recognized frameworks as needed.

We provide annual disclosure on biodiversity (See “Biodiversity” on page B-9) through our sustainability reports with industry leading ESG reporting frameworks such as the SASB Standards and the GRI Standards.

We seek to align our climate change disclosure (See “Climate Change Initiatives Taken in 2023” page B-4) with leading ESG reporting frameworks. In 2020, we started aligning our climate change disclosure with the TCFD recommendations and the SASB Metals & Mining Standard. The ESG disclosure landscape has been evolving significantly over the past few years, notably through the establishment of the International Sustainability Standards Board (“ISSB”) and the ISSB’s issuance of the IFRS Sustainability Disclosure Standards S1 and S2. We are committed to monitoring the evolving disclosure landscape, including evolving regulatory requirements. Our disclosures will evolve over time as we continue to take action on climate change.

ESG Corporate Policies

During and subsequent to the fiscal year ended December 31, 2023, the Company adopted the Diversity, Equity and Inclusion Policy, and updated certain of its environmental and social governance policies and frameworks that are essential to its operations, including: the Anti-Corruption Policy; the Board and Management Diversity Policy (formerly the Diversity Policy); and the Sustainability Framework. In addition, in early 2024, the Company announced its GHG emissions reduction target for 2030 and long-term objectives for 2050 (see page B-5).

Copies of the corporate policies, frameworks and position statements can be found on the Company's website.

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Information / Cyber Security

The Company has established and continues to enhance security controls to protect its information systems and infrastructure. Our goal is to ensure adequate protection of our information assets in accordance with internal policies and controls, business requirements and relevant laws and regulations.

Our Board provides top level oversight of risks relating to our information security and of related policies and practices. Senior management, corporate IT security officer and our corporate Director of Information Technology are responsible for establishing, implementing and maintaining corporate information security policies and standards.

Our business units are responsible for ensuring the implementation of controls and protocols within their respective jurisdictions, led by local IT staff. The senior management team, IT staff, local site management and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of our information systems is responsible for complying with the controls and policies that we establish, and for reporting any potential information security incidents of which they are aware.

We engage in ongoing cybersecurity awareness training including phishing simulation campaigns to develop information security skills for all employees.

Disclosure of Corporate Governance Practices

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

Since February 2021, our Board has been led by an Independent Chair, David Laing, an experienced mining executive. As Chair of the Board, David also chairs the independent directors' sessions that are held at the end of every board meeting and as may otherwise be required.

The Chairman of the Board and a majority of the Board are independent. The Board considers David Laing, David Farrell, Alfredo Sillau, Kylie Dickson, Kate Harcourt and Salma Seetaroo to be "independent" according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Mario Szotlender is not independent as he is paid a consulting fee by the Company.

All eight of the Company’s Directors have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.

The Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To the best of our knowledge, the Company is not aware of any existing or potential conflicts of interest between the Company or any of its directors or officers that have not been disclosed to the Board, except that some of the Directors serve as directors of other public companies. This information is listed under the profiles of our directors, where applicable, starting on page 4 of this Circular. As at the date of this Circular, no members of the Board served together on the boards (or board committees) of other public companies, except for Mr. Farrell and Ms. Dickson, who are both directors of Hillcrest Energy Technologies Ltd.

Special committees of the Board may be appointed to consider special issues from time to time and in particular, any issues that may involve related party transactions, including as defined and in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. A special committee of the Board may retain outside advisors at the Company’s expense in appropriate circumstances.

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The independent directors hold meetings at the conclusion of every board meeting and as otherwise thought fit. At these meetings, non-independent directors and members of management are not in attendance. In 2023, the independent directors met seven times.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chair and the CEO. The mandate of the Board is set out in Appendix “A” to this Schedule “B”. The Company also has written position descriptions for the Chairs of the Board committees. The quorum for meetings of the Board and its committees is a majority of the Directors or Committee members, as applicable.

Enterprise Risk Management

The Board is responsible for the Company’s overall risk oversight. The Company has an Enterprise Risk Management Program in place and maintains a central risk registry. The global risk management program was implemented to ensure consistency in how operating sites and different areas within the Company identify, assess, manage, document and report on risks. All locations follow the same methodology and assess risks (impact and probability) using Fortuna’s Enterprise Risk Matrix. The Company’s risk matrix assesses risks from an operational, financial, reputational, social, occupational health and safety and environmental perspective. The environmental component of the risk matrix includes climate change considerations to ensure proper consideration of this topic while assessing risks.

The risk program is facilitated by the corporate ERM team and consists of periodical detailed workshops within each area of the operating sites as well as quarterly interviews with site leaders and corporate function owners (e.g., Tailing Management, Technical Services, Finance, etc.). The process follows a bottom-up approach as information flows from local managers to Country Heads, Regional Leadership and Senior Management.

The results of the quarterly risk review are consolidated into a site and regional specific risk reports and distributed to local and regional management. Senior Management and the Board receive a global risk report and a formal update from the ERM department on a quarterly basis.

Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Under the supervision of the Board, the Company's Audit Committee has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company's internal and external audit process, and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

The Audit Committee has a written Charter which sets out its mandate and responsibilities. The Audit Committee Charter contains a provision which provides that no member of the Audit Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Due to her education and experience as a Chartered Professional Accountant, Kylie Dickson has been designated by the Board as the Audit Committee financial expert of the Company.

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Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), Kylie Dickson, Salma Seetaroo
Committee Independence:	100%

Under the supervision of the Board, the Company's CG&N Committee has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the Directors as a group should possess and considering the appropriate size of the Board.

The CG&N Committee has a written Charter which sets out its mandate and responsibilities. The CG&N Committee Charter contains provisions which provide that:

•	The nomination process section of the CG&N Committee Charter reflects that the Committee will consider recommendations on director nominees appropriately submitted by shareholders; and

•	The Composition section of the CG&N Committee Charter requires that at least one member of the Committee shall be a woman.

The CG&N Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve. Recommendations for nominees as appropriately submitted to the CG&N Committee will also be considered as part of the process. The Board adheres to the following process, with the input and advice of the CG&N Committee, prior to nominating or appointing individuals as directors:

•	The Board determines the appropriate size of the Board, with a view to facilitating effective decision- making.

•	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

•	The Board assesses what competencies and skills each existing director possesses.

•	In accordance with the CG&N Committee Charter, the Board considers recommendations appropriately submitted by shareholders;

•	In accordance with the Company's Board and Management Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Company’s Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. The Compensation Committee approves the corporate goals relevant to the CEO's compensation and evaluates the CEO's performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock option and share unit plans.

The Compensation Committee has a written Charter which sets out its mandate and responsibilities. The Compensation Committee Charter contains a provision which provides that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

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Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Kate Harcourt, Salma Seetaroo
Committee Independence:	Majority

Under the supervision of the Board, the Company’s Sustainability Committee is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;

•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and

•	assess the effectiveness of the Company's health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

The Sustainability Committee has a written Charter which sets out its mandate and responsibilities. The Sustainability Committee Charter contains a provision which includes explicit mention of the Sustainability Committee’s oversight of climate change.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director's performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

The Board evaluation was conducted in early 2024 and focused on the Board as a whole and the supporting work of the committees. Topics in the questionnaire included: current performance, strengths, need for improvement, access to management, the sufficiency and risks of blindspots in the information provided to Directors, and strategic and planning initiatives. Upon completion of the assessment, relevant feedback from the Directors was reported to the rest of the Board and to the CEO in the ongoing effort to strengthen communication lines between Directors and between the Board and management.

While assessment questionnaires are completed annually, an enhanced Board evaluation, which includes a one-on- one interview between each Director and the Chair of the CG&N Committee, is conducted every second year. The next enhanced Board evaluation process will occur in 2025.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the Directors. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

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As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company's business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. The Company also encourages its directors to attend conferences, seminars or courses on subjects related to their role on the Board or when appropriate Board Committees.

A minimum of three structured additional educational seminars on different topics are arranged for the Directors each year. Topics for presentation are suggested annually by the Directors, and are determined by management in consultation with the Chair of the CG&N Committee. In 2023, educational seminars included: Quality Assurance and Quality Control mineral resource estimations; mineral reserve estimation reconciliation; metallurgy and tailings management.

The Board also receives quarterly reports on ESG trends from external consultants to ensure they remain up to date on the evolutions in the ESG space. In 2023, the Board approved all strategic plans for 2023, budgets and targets, including those related to ESG.

Site Visits

The Directors routinely visit the Company's operations. In September 2023, Directors attended the inauguration of the Séguéla Mine in Côte d’Ivoire. In January 2024, the Directors toured the Lindero Mine in Argentina. Site visits enable the Directors to stay at site and view the operations, meet with local management, employees and contractors. They also have the opportunity to meet with local community leaders, and to see local company- sponsored education initiatives. The next planned site visit is to the Caylloma Mine during the second quarter of 2024.

With the occasion of International Women’s day on March 8, 2024, Salma Seetaroo, a member of the Board, visited the Séguéla Mine in Côte d’Ivoire and led a panel discussion on gender equality in the workplace and the importance of women in leadership.

The Directors receive an in-depth monthly report from management with ad hoc reports delivered as needed. As well, at each of the quarterly meetings of the Board, Directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

Shareholder Engagement

The Company recognizes the benefit of regular engagement with its shareholders in order to remain attuned to the shareholders' different perspectives on matters affecting the Company. The Company conducts active shareholder engagement through several means:

•	Investor relations: Direct access to Fortuna’s investor relations representatives is provided on our website and publicly available corporate materials. We encourage outreach and provide timely, transparent, and open discussions regarding the Company´s activities.

•	Quarterly earnings calls: Hosted on-line by our CEO, CFO, and Chief Operating Officers of Latin America and West Africa. Meeting participation details are provided in advance via press release. These calls are open to the public and provide an opportunity for investors, analysts, and media to interact with management. All transcripts and webcasts are archived on our corporate website.

•	Investor and media engagement: 359 in-person and on-line meetings were held in 2023. These include interactions with analysts, investors, trade publications, social media influencers, and traditional media outlets.

•	Institutional and retail investor conferences: We regularly participate at premier precious metals investor conferences, and continually assess additional opportunities to attend events that will allow us to further connect with interested parties. Our Chairman, CEO and representatives of our executive leadership team frequently participate and engage with investors at these conferences.

•	Site tours: In 2023, we hosted two separate groups consisting of fund managers, investors, international media, and social media commentators at our Séguéla Mine in Côte d’Ivoire. The tours provided in-depth access highlighting our newest operation, its culture, and sustainability initiatives, while providing the

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opportunity to interact with senior leadership, including our CEO and Chief Operating Officer for West Africa, and numerous members of on-site staff. Looking ahead, we will continue to evaluate all opportunities to invite key stakeholders to view our operations and projects.

•	Corporate governance: Our corporate website provides transparent access to our procedures, policies, and whistle-blower channels, which are overseen by our Board. These initiatives guide Fortuna to sustainably operate in the best interests of our people, our communities, and our shareholders. This information is also provided to proxy advisory firms, investors, and advocacy groups on request.

•	Disclosure: All annual and quarterly regulatory filings and news releases are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Fortuna also hosts an annual general meeting where shareholders have the opportunity to engage management and vote on corporate matters.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics and Whistle-Blower Policy (the "Code") which has been filed on SEDAR+ at www.sedarplus.ca and is also available on the Company's website. In addition, the Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Training on the Code was through online training to all employees directors and officers in 2023.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and be reassured that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company's whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company's Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company's strategic plan, for approval by the Board and periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan's strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner.

In 2021, the Company engaged external consultants to assist in the planning process which was conducted over a period of five months and involved meetings with management and the Board. The result was the adoption of a new strategic plan to cover the period from 2022 to 2026 to secure the long-term growth and value creation for the Company.

The Board approves the annual corporate objectives and budget for the ensuing year and the five-year plan. In line with the strategic plan, the Company’s budget for 2023 was approved in December 2022, and the budget for 2024 was approved in January 2024. Management's progress in meeting the strategic and operational goals is reviewed by the Board throughout the year and is considered when determining compensation. As part of its review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are consistent with the strategic goals; reflective of the corporate culture of the Company's business; and in alignment with the Company's risk tolerance.

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Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in 2016 a Share Ownership Policy, as amended in March 2022, to reflect the completion of the acquisition of Roxgold Inc. in July of 2021 and the changes in the management structure of the Company. The Share Ownership Policy sets out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to have acquired Common Shares and/or share-settled share units of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to have acquired Common Shares and/or share-settled share units having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must have acquired Common Shares and/or share-settled share units having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2023 are as follows:

Name	Required ownership as multiple of annual base salary / retainer	Required dollar value	Common Shares held	Share- settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3x	$2,137,200	1,905,418	694,365	Nil	2,599,783	Met
Luis Ganoza Durant	2x	$1,019,200	645,593	263,004	Nil	908,597	Met
David Whittle	1x	$436,800	6,358	116,788	Nil	123,146	Met
Cesar Velasco	1x	$410,800	30,768	141,072	Nil	171,840	Met
Eric Chapman	1x	$364,127	150,775	171,702	Nil	322,477	Met
Directors
David Laing	3x	$267,000	109,150	Nil	145,801	254,951	Met
Mario Szotlender	3x	$267,000	171,700	Nil	306,105	477,805	Met
David Farrell	3x	$267,000	15,000	Nil	289,514	304,514	Met
Alfredo Sillau	3x	$267,000	36,502	Nil	114,750	151,252	Met
Kylie Dickson	3x	$267,000	3,500	Nil	116,206	119,706	Met
Kate Harcourt	3x	$267,000	Nil	Nil	44,998	44,998	July 2, 2026
Salma Seetaroo	3x	$267,000	Nil	Nil	31,126	31,126	June 27, 2027

Diversity

In early 2024, the Board approved a Diversity, Equity and Inclusion Policy, which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. In addition, the Board also approved certain amendments to the Board and Management Diversity Policy (formerly the Diversity Policy), which promotes diversity specifically in the Board of Directors and Senior Management levels. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has three female directors (37.5% of the Board) and no female senior executive officers. Kylie Dickson was appointed to the Board in August 2017, Kate Harcourt was appointed to the Board in July 2021 and Salma Seetaroo was appointed to the Board in June 2022. Women comprise 43% of non-management directors and 50% of independent directors on the Board.

During the confidential Board and Committee assessments conducted in early 2024, Directors were asked to voluntarily self identify in the following categories: gender, disability, race/ethnicity and cultural/geographical diversity. Four directors self identify as racially and/or ethnically diverse.

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The following charts show some of the diverse characteristics of our current members of the Board:

Age
>61
25%
<50
25%
51-60
50%

Gender
Female
38%
Male
62%

Ethnicity
Racially/
Ethnically
Diverse
50%
Not Racially/
Ethnically Diverse
50%

Geographical Location
Africa
13%
Canada
37%
Europe
13%
Latin America
37%

The Board considers gender diversity an important element in the achievement of its diversity initiatives. The Board does not have a fixed quota for the selection of its candidates. In 2021, the Board committed to have a composition of 30% female directors as independent directors by the Company’s 2023 annual general meeting. The Board has achieved this commitment. The CG&N Committee Charter reflects that at least one member of the CG&N Committee shall be a woman.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti- discrimination, equal employment or other laws and regulations.

Among the various dimensions of diversity, the Company is focusing on gender. In the locations where the Company operates, mining has traditionally been seen as a male occupation. The Company is seeking to destigmatize the sector and promote the participation of women, to generate shared value for the Company and society. The Company has included key performance indicators and targets for the representation of women in the labor force and management in its five-year sustainability plan.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

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•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Board and Management Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See "Director Tenure and Skills" below.

Director Tenure

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company's formal assessment program, are adequate for ensuring that the Company maintains a high performing Board. See pages B-21 and B-22 for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company's directors. The current Board composition reflects a good balance of directors with knowledge of the history of the Company together with recent appointees who contribute by fresh ideas and perspective.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	19
Mario Szotlender	15
David Farrell	10
David Laing	7
Alfredo Sillau	6
Kylie Dickson	6
Kate Harcourt	3
Salma Seetaroo	2
Overall Average:	8.5
Independent Directors Average:	5.7

Succession Planning

Succession planning in key leadership positions is important to ensure the stability and continuity of the Company’s business. The CG&NC Committee is responsible for reviewing the Company´s succession plan for the CEO and other key executives on an annual basis, in accordance with the Company’s Succession Policy.

Each of our Country Heads is responsible for reviewing and presenting succession plans for key leadership positions in each subsidiary on an annual basis to management of the Company and the Board.

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Succession plans include contingency plans for emergency replacements, as well as near-term and long-term successors for key management positions, and is also recommended for those positions where there is a critical need to ensure continuity of talent. All such positions are identified through the talent management process.

Succession planning is a key responsibility of management. The human resources department partners with management to facilitate the process.

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2023:

Director	Board	Independent Directors	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	7 of 7						100%
Mario Szotlender	7 of 7					6 of 6	100%
David Farrell	7 of 7	7 of 7	6 of 6	2 of 2	3 of 3		100%
David Laing	7 of 7	7 of 7			3 of 3	6 of 6	100%
Alfredo Sillau*	7 of 7	7 of 7	6 of 6	1 of 1	3 of 3		100%
Kylie Dickson	7 of 7	7 of 7	6 of 6	2 of 2			100%
Kate Harcourt	7 of 7	7 of 7				6 of 6	100%
Salma Seetaroo**	7 of 7	7 of 7		1 of 1		3 of 3	100%

* Alfredo Sillau ceased to be a member of the CG&N Committee on June 22, 2023.

** Salma Seetaroo was appointed as a member of the CG&N Committee and the Sustainability Committee on June 22, 2023.

Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

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Skills and Experience	Jorge Ganoza Durant	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson*	Kate Harcourt	Salma Seetaroo	Total (of 8)
Strategy and Leadership: Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Operations and Exploration: Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	✓	✓		✓		✓	✓		5
Risk Management: Knowledge of risk management principles and practices, an understanding of the key risk areas that a company faces, and an ability to identify, assess, manage and report on key risk controls and exposures	✓	✓	✓	✓	✓	✓	✓	✓	8
Corporate Governance: Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	✓	✓	✓	✓	✓	✓	✓	✓	8
Metals and Mining: Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Safety, Sustainability and ESG: Demonstrable understanding of key environmental impacts for a mining company in multiple jurisdictions, including climate change risks and opportunities, sustainable development, workplace health and safety, social performance, license to operate, community engagement, human rights and governance of these matters.	✓	✓		✓			✓	✓	5
Finance: Experience in the areas of finance, investment and/or mergers and acquisitions.	✓	✓	✓	✓	✓	✓		✓	7
Human Capital Management: Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy: Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	✓	✓	✓	✓	✓	✓	✓	✓	8
International Business: Experience working in a major organization that carries on business in multiple jurisdictions, including exposure to a range of governmental, cultural and regulatory requirements.	✓	✓	✓	✓	✓	✓	✓	✓	8
Spanish/French Language: Fluency in reading and speaking Spanish or French.	✓	✓		✓	✓			✓	5
Diverse Perspectives: Including gender, geographical location, cultural background.	✓	✓			✓	✓	✓	✓	6

*Kylie Dickson, Chair of the Audit Committee, is the Audit Financial Expert.

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APPENDIX "A"

Board Mandate

INTRODUCTION

National Policy 58-201, Corporate Governance Guidelines, and National Instrument 58-101, Disclosure of Corporate Governance Practices, mandate corporate governance policies for reporting issuers and provide the framework for disclosure of these policies to the public.

The Board of Directors of the Company (the “Board”) considers good corporate governance to be essential to the fiduciary obligations of the directors to its shareholders and integral to the ongoing good management and development of the Company, and in this connection has developed this Mandate.

COMPOSITION OF THE BOARD

The Board has determined that in order to effectively manage the Company's affairs, the Company requires between five and nine directors, the majority of whom shall be independent.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors meets in person at least once per year. The Board also holds additional scheduled and unscheduled meetings by telephone conference call from time to time as business needs require. The quorum necessary for the transaction of business at a Board meeting shall be a majority of the directors. During the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera, and in any eventthe independent directors will meet by themselves at least four times per year.

MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

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c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, social, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

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Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

POSITION DESCRIPTIONS

The Board has developed position descriptions for the Chair of the Board and the Chair of each Board Committee.

The Board and the CEO have developed a position description for the CEO, including the corporate objectives that the CEO is responsible for meeting. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding those specific goals and objectives relevant to CEO compensation.

ORIENTATION AND CONTINUING EDUCATION

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board and its committees, and the nature and operation of the Company’s business. Each new director is provided with a copy of the Corporate Governance Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees. Based on the individual skill set and professional background of each new director, the Chair determines what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director of the Company. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a.	The Corporate Governance Manual is reviewed by the Board annually and any revisions thereto are given to each director.

b.	The Board may request from Management technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for non- technical directors.

c.	As requested, site visits to the Company’s mines and projects.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”) applicable to directors, officer, employees and consultants (“Company Personnel”) of the Company. The Code sets standards designed to promote integrity and deter wrongdoing. As required by securities legislation, the Code has been filed on SEDAR.

The Board is responsible for monitoring compliance with the Code. Company Personnel are instructed to report instances of non-compliance with the Code to the Chair of the Corporate Governance and Nominating Committee.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve.

The Board adheres to the following process, with the input and advice of the Corporate Governance and Nominating Committee, prior to nominating or appointing individuals as directors:

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a.	The Board determines the appropriate size of the Board, with a view to facilitating effective decision- making.

b.	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

c.	The Board assesses what competencies and skills each existing director possesses.

d.	In accordance with the Company’s Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

COMPENSATION

The Board has appointed a Compensation Committee which is responsible for reviewing and making recommendations to the Board regarding the CEO’s compensation, evaluating the CEO’s performance, making recommendations to the Board with respect to CFO and director compensation, bonus plans for Management and key employees, incentive-compensation plans and equity-based plans, and reviewing executive compensation disclosure in advance of the disclosure becoming public.

The vesting period, if any, applicable to stock options and other stock-based compensation will be determined by the Board.

REGULAR BOARD ASSESSMENTS

The Corporate Governance and Nominating Committee assesses on an annual basis the required competency and skill required by the Board and its committees.

The Board, its committees and each individual director will be assessed on an annual basis regarding his, her or its effectiveness and contribution. Such assessment should consider:

a.	In the case of the board or a committee, its mandate or charter, and

b.	In the case of an individual director, the applicable position description (if any), and the competencies and skills each individual director is expected to bring to the Board.

The Corporate Governance and Nominating Committee reports its assessments to the Board on an annual basis.

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